AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

AGL Energ
ABN 74 11

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

31 August 2007

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.W.,
Washington, D.C. 20549.

Re: AGL Energy Limited – Rule 12g3-2(b) Exemption
File No. 82-35037

Dear Sir/Madam

The enclosed information is being furnished by AGL Energy Limited ("AGL") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that AGL is subject to the Exchange Act.

Yours faithfully,

Paul McWilliams
Company Secretary

dw 9/25

Issues Raised and Reported to the ASX

Period 01 August 2007 – 31 August 2007 (inclusive)

13/08/2007	AGL purchases output/dispatch rights from Oakey Power Station
20/08/2007	AGL signs IT outsourcing deal to save $12m a year
22/08/2007	Appendix 4E
22/08/2007	AGL Energy announces profit of $410.5 million
22/08/2007	AGL FY07 Results Investor Presentation
22/08/2007	AGL appoints new Director
22/08/2007	ASX Statement Addendum FY07 Results Supplementary Slide
29/08/2007	Appendix 3Y
31/08/2007	Appendix 3X

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	13-Aug-2007
Time	10:07:16
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL purchases output/dispatch rights from Oakey Power Stn

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

ABN 74 115 061 375

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx and media release

13 August 2007

AGL purchases output and dispatch rights from Queensland's Oakey Power Station

AGL Energy Limited (AGL) will purchase the entire output and dispatch rights from Queensland's 282 megawatt gas and diesel-fired Oakey Power Station until 2014, in a deal worth approximately $165 million (present value), for an initial outlay of $5 million.

AGL Managing Director Paul Anthony said: "This is a very creative deal - AGL has, in effect, purchased a power station for the next seven years for an initial payment of $5 million.

"We are able to avoid the significant capital outlay required to build a similar power plant, in return for annual capacity payments of about $30 million per year. AGL is forecasting an indicative total Queensland load of 70 TWhrs over the 7 year term of this agreement. This deal is anticipated to deliver an approximate 10% discount to the equivalent cost of buying derivative cover for that portion of the Queensland load."

AGL will be responsible for the supply of fuel to the peaking plant, located west of Toowoomba, and will have full discretionary dispatch rights and benefits from any revenue it produces from the wholesale market or derivative trading as well as any Gas Electricity Certificates produced both current and in future until December 2014.

Mr Anthony said the agreement with the Queensland Government's Enertrade would help enhance AGL's strategic position in the newly competitive Queensland energy market.

"This complements our recent acquisitions of Queensland Gas Company, Sun Gas and Powerdirect in the region, provides physical risk mitigation to power prices and arbitrage opportunities between the fuel types of gas and diesel," he said.

"This transaction has allowed the company to take advantage of a physical power plant to meet our market needs without the initial capital outlay. AGL's cash flow over the term of the deal will be better than would have been the case had it been required to fund the purchase or construction of a power station with a similar debt amortisation profile.

"This agreement further bolsters our 'four corners' strategy of securing upstream gas and electricity generation linked to our downstream markets."

Mr Anthony said the agreement would deliver AGL a very cost-effective hedge against price rises for the next seven years, at a cost below the market price of comparable risk management instruments, delivering a net present value benefit of about $15 million and will be EPS accretive.

"Together with our existing portfolio of generating plant this initiative will bring the generation under our control to almost 3,600 MW," he said.

"And for a $5 million initial outlay, we mitigate our price exposure and provide a valuable buffer while we develop our own plans to build physical generation capacity to support a growing demand base in this region."

Further enquiries:

Media
Andrew Scannell
Direct: + 61 3 8633 6167
Mobile + 61 (0) 403 117 066
e-mail: ascannell@agl.com.au

Analysts & Investors
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

About AGL

AGL is one of Australia's leading integrated energy companies. Drawing on 170 years of experience, it includes retail and merchant energy businesses, power generation assets and an upstream gas portfolio. AGL has Australia's largest retail energy and dual fuel customer base supplying around 4.1 million customer accounts. This includes customers supplied with gas and electricity through AGL's joint venture partnerships, ActewAGL and AlintaAGL. AGL has a diverse power generation portfolio including base, peaking and intermediate generation plants, spread across traditional thermal generation as well as renewable sources including hydro, wind, landfill gas and biogas. One of Australia's largest renewable energy producers, AGL is looking to further expand this position by exploring a suite of low emission and renewable energy generation development opportunities.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	20-Aug-2007
Time	09:41:32
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL signs IT outsourcing deal to save $12m a year

AGL Energy Limited
ABN 74 115 061 375

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx and media release

20 August 2007

AGL signs IT outsourcing deal to save $12m a year

Australia's largest integrated energy company AGL Energy (AGL) has today signed an agreement to outsource its information technology support in a deal which will save the company an estimated $12 million a year for the next five years.

The $16 million agreement with TATA Consultancy Services (TCS) supports AGL's strategy of moving from internal IT to an outsourced solution. It will also enable the implementation of AGL's major IT change program, which is estimated to save around $60 million a year once its new retail solution is fully implemented. This saving is part of AGL's company-wide, cost-saving program previously disclosed to the market.

AGL Managing Director Paul Anthony said: "This agreement will achieve a step change in efficiency gains, support our new integrated retail platform, and build competitive advantage in the use of information to derive superior service and products for our growing customer base.

"It is a decisive move which will allow AGL to significantly reduce the cost of operations in running our existing information management systems.

"With this deal, we will save an estimated $12 million per year assisting us to reduce the number of fulltime employees engaged by AGL in IT support from more than 300 to about 20, which is already more than 80 per cent complete.

"It provides us with access to a world's best-practice capability and experience that cannot be achieved in an internal IT function.

"This initiative is not only about an efficiencies drive, it is also about using information as a source of competitive advantage.

"By tapping into the global intellect of a provider such as TCS, AGL can benefit from best-of-breed solutions and a global currency in the use of information from a truly international provider to secure enduring competitive advantage in a highly contestable marketplace."

The agreement also assists AGL in realising the efficiency gains from its IT change program. The first phase of this program will go live later this year, with the full-year benefits occurring next year. AGL will be converting more than 100 legacy systems to a single retail operating platform.

"The TCS agreement enhances the innovative outputs-based deal we have with Accenture to provide a single SAP platform which replaces our legacy systems," Mr Anthony said.

"By taking the early opportunity to select an appropriate outsourced partner to run our SAP retail and enterprise resource planning systems, AGL has captured the benefits of outsourcing ahead of the anticipated changes from the IT change program development.

"We are delighted to be working with TCS who have a global reputation for their innovation and customer support."

Ends

Further enquiries:

Media
Matt Horan
Direct: + 61 403 934 958
e-mail: matthew@catocounsel.com.au

Analysts & Investors
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

About AGL
AGL is one of Australia's leading integrated energy companies. Drawing on 170 years of experience, it includes retail and merchant energy businesses, power generation assets and an upstream gas portfolio. AGL has Australia's largest retail energy and dual fuel customer base supplying around 4.1 million customer accounts. This includes customers supplied with gas and electricity through AGL's joint venture partnerships, ActewAGL and AlintaAGL. AGL has a diverse power generation portfolio including base, peaking and intermediate generation plants, spread across traditional thermal generation as well as renewable sources including hydro, wind, landfill gas and biomass. One of Australia's largest renewable energy producers, AGL is looking to further expand this position by exploring a suite of low emission and renewable energy generation development opportunities.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	22-Aug-2007
Time	08:41:36
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 4E

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Appendix 4E

AGL Energy Limited
ABN 74 115 061 375

Preliminary Final Report

Results for announcement to the market for the financial year ended 30 June 2007

Extracts from this report for announcement to the market $A Million

Revenue	**Up**	**880.0%**	To	**3,765.3**
Profit after income tax attributable to Shareholders of the Parent Entity	**Up**	**800.2%**	To	**410.5**

Dividends	Amount per ordinary share	Franked amount per ordinary share
Final dividend	**26.0 ¢**	**26.0 ¢**
Interim dividend	**9.5 ¢**	**9.5 ¢**

Record date for determining entitlements to the dividends:

Final dividend	6 September 2007 payable on 28 September 2007
Interim dividend	9 March 2007 paid on 22 March 2007

Brief explanation of revenues, profit after income tax and dividends:

An analysis of these results is in the Directors' Report of the preliminary final report attached to this announcement.

Profit after income tax includes significant items as detailed in Note 6.

The final dividend in respect of ordinary shares for the year ended 30 June 2007 has not been recognised in the preliminary final report as it was declared subsequent to 30 June 2007.

With the exception of entities associated with the acquisition of Sun Gas and Powerdirect, the controlled entities of AGL Energy Limited as at 30 June 2007 were acquired by the Company at various dates prior to completion of the demerger transaction on 25 October 2006. Therefore, neither the results of the current period nor the prior year comparatives are representative of what the reported results would have been if the controlled entities had been held by AGL Energy Limited for the entirety of both periods. Sun Gas was acquired on 1 February 2007 and the Powerdirect entities were acquired on 1 March 2007.

Contents | ***Page No***

Contents	Page No
Directors' Report	3
Consolidated Income Statement	9
Consolidated Balance Sheet	10
Consolidated Cash Flow Statement	11
Consolidated Statement of Recognised Income and Expense	12
Notes to the Financial Statements	
Note 1 – Summary of significant accounting policies	13
Note 2 – Revenue	23
Note 3 – Other income	23
Note 4 – Expenses	23
Note 5 – Net financing costs	23
Note 6 – Significant items	24
Note 7 – Dividends	24
Note 8 – Net tangible asset backing	25
Note 9 – Interests in associates, jointly controlled entities and jointly controlled operations and assets	26
Note 10 – Segment information	27
Note 11 – Contingent liabilities and contingent assets	29
Note 12 – Issued capital	29
Note 13 – Changes in composition of entity	30
Note 14 – Controlled entities	32
Note 15 – Subsequent events	33
Note 16 – Information on audits or review	34

Directors' Report for the year ended 30 June 2007 ***(Incorporating the commentary by Directors and dividend announcement made to the Australian Securities Exchange Limited on 22 August 2007)***

The Directors report on the AGL Energy Limited consolidated entity for the year ended 30 June 2007 in accordance with the Corporations Act 2001.

Results

Underlying profit after income tax attributable to Shareholders (excluding significant items) was $496.4 million resulting in basic earnings per share of 179.6 cents. This amount included unrealised fair value gains from electricity derivatives of $414.4 million before tax (see note 4).

The result for the year included the following one-off significant items after tax as detailed in Note 6:

	$m
Demerger costs	(40.7)
Impairment of IT assets	(15.9)
Redundancy / Restructure costs	(23.3)
Project expenditure write off	(3.2)
Sun Gas integration costs	(2.8)
Total significant items after income tax	(85.9)

	Excluding Significant Items		**Including Significant items**	
	30 June 2007 $m	30 June 2006 $m	**30 June 2007 $m**	30 June 2006 $m
Profit before net financing costs, depreciation and amortisation and income tax (EBITDA)	**972.6**	191.4	**849.9**	191.4
Depreciation and amortisation	**(163.5)**	(51.8)	**(163.5)**	(51.8)
Profit before net financing costs and income tax (EBIT)	**809.1**	139.6	**686.4**	139.6
Finance income	**36.9**	9.8	**36.9**	9.8
Finance costs	**(132.2)**	(76.3)	**(132.2)**	(76.3)
Net financing costs	**(95.3)**	(66.5)	**(95.3)**	(66.5)
Profit before income tax (PBT)	**713.8**	73.1	**591.1**	73.1
Income tax	**(217.4)**	(27.5)	**(180.6)**	(27.5)
Profit after income tax attributable to Shareholders of the Parent Entity	**496.4**	45.6	**410.5**	45.6

With the exception of entities associated with the acquisition of Sun Gas and Powerdirect, the controlled entities of AGL Energy Limited as at 30 June 2007 were acquired by the Company at various dates prior to completion of the demerger transaction on 25 October 2006. Therefore, neither the results of the current period nor the prior year comparatives are representative of what the reported results would have been if the controlled entities had been held by AGL Energy Limited for the entirety of both periods. Sun Gas was acquired on 1 February 2007 and the Powerdirect entities were acquired on 1 March 2007.

AGL Energy Limited and Subsidiaries
Financial Commentary – Discussion and Analysis of Financial Statements

In this report AGL Energy refers to AGL Energy Limited (or the Parent Entity), AGL refers to AGL Energy and its subsidiaries (or the Consolidated Entity) and the former AGL Group refers to The Australian Gas Light Company and its subsidiaries.

As required by Australian Accounting Standards, the AGL consolidated financial report for the year ended 30 June 2007 incorporates the results of AGL Energy's subsidiaries from the date AGL Energy obtained control of those subsidiaries through to 30 June 2007.

AGL Energy obtained control of its subsidiaries at various times throughout the period (refer Note 14) as a consequence of the internal restructuring that took place in preparation for the demerger of AGL Energy from The Australian Gas Light Company and the acquisition of Sun Gas and Power Direct. As a result, the Income Statement, Cash Flow Statement and Statement of Recognised Income and Expense presented in the financial report contain the results of those subsidiaries only from the date control was obtained and not for the full year.

Further, as AGL Energy was a pre-existing legal entity within the former AGL Group, the comparative information presented in the preliminary final financial report represents the financial information of AGL Energy and its subsidiaries as they existed in the prior period and therefore is not directly comparable to the financial information for the current period.

Profit Attributable to Shareholders

Profit after income tax and excluding significant items was $496.4 million resulting in basic earnings per share of 179.6 cents. Reported profit was $410.5 million resulting in basic earnings per share of 148.5 cents.

Final Dividend

The Directors have declared a 2007 final dividend of 26.0 cents per share for the year, franked to 26.0 cents (100%). This dividend relates to earnings of AGL for the period 1 January 2007 until 30 June 2007. A dividend of 25.5 cents per share was paid by The Australian Gas Light Company on 23 October 2006 in respect of earnings of The Australian Gas Light Company for the period 1 July 2006 to 25 October 2006. An interim dividend of 9.5 cents per share was paid by AGL Energy on 22 March 2007 in respect of earnings for the period 26 October 2006 to 31 December 2006. Including the stub dividend, AGL Energy shareholders will have received a total dividend of 61.0 cents per share.

The Record date to determine Shareholders' entitlements to the final dividend is 6 September 2007 with payment on 28 September 2007. Shares will commence trading ex-dividend to the final dividend on 31 August 2007.

Review of Operations

Profit (including significant items) before net finance costs and income tax was $686.4 million (2006 $139.6 million) arising from the following activities:

Retail Energy EBIT $107.1 million (2006 $25.1 million)

During the year to 30 June 2007, Retail Energy contributed $107.1 million to profit before finance costs. These results reflect business performance of the entities within the group from the date they were transferred into or acquired by the AGL Energy group. These transfers were all completed within the first half of the current financial year and the second half of the prior financial year. The result also includes two newly acquired businesses in the second half of the financial year, Sun Gas and Powerdirect.

Retail Energy is responsible for serving and growing AGL's strong national cornerstone position in Australia's downstream gas and electricity markets.

Key business priorities for Retail Energy are driving down cost to serve while organically and non-organically growing its customer base including high-value dual fuel accounts.

Merchant Energy EBIT $736.8 million (2006 $115.1 million)

For the year to 30 June 2007, Merchant Energy's contribution to profit before finance costs and income tax increased from $115.1 million to $736.8 million. The significant increase in profit contribution was due to substantial unrealised fair value gains of $414.4 million from the electricity contract portfolio during a year when marked to the increasingly volatile forward electricity market. AGL's electricity contract book at year end had a positive value of approximately $3.9 billion. A portion of this unrealised value manifested in earnings as certain contracts were deemed to be trading in nature by accounting standards. Also contributing, was the acquisition during the current and prior year of businesses from The Australian Gas Light Company in preparation for the demerger of AGL Energy and the purchase of new businesses during or since the prior year.

Wholesale Energy and Power Generation EBIT $608.0 million (2006 $67.9 million)

AGL's increasing Wholesale Energy and Power Generation business comprises an integrated portfolio of generation, contracting and hedging activities whose primary objective is to effectively manage AGL's energy costs.

Wholesale Gas
AGL's increasing Wholesale Gas division is responsible for sourcing and managing AGL's gas supply and transportation portfolio to maximise wholesale price competitiveness for AGL. Wholesale Gas also supplies other retailers and internal and third party gas-fired generators.

Energy Services
The Energy Services division is responsible for maximising customer specific opportunities to make businesses more sustainable and energy efficient. The Energy Services business continues to build upon its centres of excellence including program maintenance, gas combustion, customer energy infrastructure, customer based asset development and energy efficiency related carbon benefits.

Power Generation and Trading
AGL's power generation portfolio includes the gas-fired peaking generators, Somerton in Victoria and Hallett in South Australia, AGL's 32.5% investment in Loy Yang Power and AGL Hydro (formerly Southern Hydro). On 2 July 2007 AGL acquired the 1,280MW Torrens Island gas-fired power station (TIPS) and sold its 180MW gas-fired peaking plant at Hallett for a net payment of $300 million, substantially enhancing the generation portfolio.

Power Generation – Investments
The equity contribution for the year from the 32.5% investment in Loy Yang Power was $21.6 million There was no prior year contribution to earnings from this investment.

Upstream Gas EBIT $128.8 million (2006 $47.2 million)

AGL's Upstream Gas business includes the Gas Development and HC Extraction operations. The business objectives are to:

- invest in upstream gas production and development assets that will underpin AGL's long-term growth;
- secure competitively-priced sources of gas;
- reduce risk by diversifying sources of supply; and
- maintain an appropriate balance between equity and contract supplies to provide portfolio flexibility and minimise cost and risk.

The Gas Development division contributed EBIT of $118.7 million, an increase of $75.7 million over the prior year. This comprised $115.9 million (2006 $42.9 million) from the PNG oil joint ventures and $2.8 million (2006 $0.1 million) from the CSM joint ventures and investments.

PNG Upstream Investment

AGL's share of PNG oil production for the year was 2.44 million barrels (2006 1.25 million barrels), while oil liftings totalled 2.53 million barrels (2006 1.06 million barrels) at a realised sales price of US$73.70 per barrel (2006 US$69.37 per barrel) after taking into account the impact of settled hedges. Oil sales totalled $230.9 million (2006 $94.4 million) comprising revenue of $237.4 million (2006 $98.8 million) and a $6.5 million loss (2006 $4.4 million loss) on oil option amortisation. The EBIT contribution for the year was $115.9 million (2006 $42.9 million), after depreciation and amortisation of $84.6 million (2006 $38.2 million), comprising underlying EBIT of $110.9 million (2006 $51.1 million) and a gain of $5.0 million (2006 $8.2 million loss) in respect of the portfolio of oil hedge contracts.

Camden Gas Project and Other Sydney Basin Joint Ventures

AGL has a 50% operating interest in the Camden Gas Project joint venture. The Project has been producing CSM for a number of years and development activities continued over the past year aimed at increasing production. AGL also has 50% non-operating interests in a number of exploration joint ventures in the Camden and Hunter Valley regions. Exploration activities continued during the year aimed at defining and assessing the potential of CSM resources across the Sydney Basin.

As the joint ventures were acquired in the prior year, this is AGL's first full year of ownership. AGL's share of gas sales from the Camden Gas Project for the year was 2.3 PJ (2006 1.3 PJ). Gas sales revenue totalled $7.4 million (2006 $4.2 million) and the EBIT contribution from all the joint ventures was $0.6 million (2006 $0.1 million), after depreciation and amortisation of $4.0 million (2006 $2.2 million).

Moranbah Gas Project Joint Ventures

On 22 August 2006 AGL announced it had completed the acquisition of a 50% non-operating interest in the Moranbah Gas Project joint venture for US$68.7 million (approximately $93 million). The Project has been producing CSM since 2004 and sales volumes continued to trend up over the past year. The assets acquired also include a 99% interest in the ATP 364P exploration joint venture (although Arrow Energy Limited has sole exploration rights) and other rights including a 5% override royalty.

AGL's share of gas sales from the Moranbah Gas Project since acquisition was 6.7 PJ. Gas sales revenue totalled $14.3 million and the EBIT contribution was $1.3 million, after depreciation and amortisation of $8.4 million.

QGC Share Investment

On 8 March 2007 AGL completed the acquisition of 204,616,102 shares (27.5%) in QGC at a price of $1.60 per share ($327.4 million). Following the concurrent QGC buyback in which AGL did not participate, AGL's equity interest increased to 27.6%. The EBIT contribution from the investment since acquisition was $0.8 million.

CSM Energy Share Investment

On 19 June 2007 AGL completed the acquisition of a 35% share investment in CSM Energy Limited at a cost of $3 million. CSM Energy is an unlisted public company with a focus on pursuing coal mine methane extraction and commercialisation businesses. There was no EBIT contribution from this asset for the year.

H C Extractions (HCE)

HCE produces LPG and naphtha by processing refinery off-gases supplied by the adjacent Caltex oil refinery in Kurnell, Sydney, with all production sold back to Caltex. During the year production was down due to the planned shutdown that is scheduled every four years. Production has since returned to normal operating capacity. The business benefited during the year from high Saudi Contract propane prices offset by a higher US dollar exchange rate.

AGL Energy Limited and Subsidiaries
Financial Commentary – Discussion and Analysis of Financial Statements

Energy Investments – contribution $25.2 million (2006 $nil million)

ActewAGL (50% AGL ownership)
ActewAGL contributed $10.9 million in EBIT for the year to 30 June 2007. Warmer weather resulting in lower electricity and gas volumes was offset by improved margins. Despite increased competitive pressure, retail customer numbers were in line with the previous period.

Elgas (50% AGL ownership)
AGL's 50% interest in Auscom Holdings (Elgas), which distributes and retails LPG in Australia, made a $6.5 million equity contribution, for the year to 30 June 2007.

Elgas's earnings are in line with expectations. The supply reliability offered by the Sydney LPG Cavern led to stronger than expected volumes during the year as a number of refineries experienced production problems.

Gas Valpo (100% AGL ownership)
AGL's wholly owned investment in Gas Valpo, a natural gas distribution company in Chile, contributed $8.9 million to earnings before interest and tax.

AlintaAGL (33 % AGL ownership)
AlintaAGL provides natural gas to 566,000 customers and electricity to 1,656 Commercial & Industrial customers within Western Australia. AlintaAGL is also the owner and developer of cogeneration plants through its relationship with Alcoa.

AlintaAGL Pty Limited contributed an equity share of losses of $3.7 million to June 2007, for the period since acquisition.

Unallocated items - expense $182.7 million (2006 expense $0.6 million)
Unallocated expense items of $182.7 million included $58.2 million of Demerger costs, $22.7 million impairment of IT assets, $12.2 million of Redundancy / restructure costs and a $4.5 million Project expenditure write off. The remainder represents the costs associated with the various corporate functions supporting group operations.

Finance costs - expense $132.2 million (2006 expense $76.3 million)
Finance costs of $132.2 million includes interest expense on external borrowings and finance leases.

Income tax - expense $180.6 million (2006 expense $27.5 million)
Income tax expense of $180.6 million represents income tax on profits earned from the time entities became part of the AGL Energy group

Directors in Office

The names of Directors of the Parent Entity who held office during or since the end of the financial year are:

	First Appointed
Mark Roderick Granger Johnson – Chairman	17 February 2006
Paul Anthony – Managing Director	23 May 2006
David Charles Keith Allen AO	17 February 2006
Carolyn Judith Hewson	17 February 2006
Maxwell Gilbert Ould	17 February 2006
Graham John Reaney	5 July 2006
Jeremy Charles Roy Maycock	9 October 2006
Sandra Veronica McPhee	9 October 2006
David Paul Craig	17 February 2006 (resigned 9 October 2006)

Rounding of Amounts to Nearest $0.1 Million

The Company is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the Financial Report and this Directors' Report have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.

Mark Johnson
Chairman

AGL Energy Limited and Subsidiaries
Consolidated Income Statement
For the year ended 30 June 2007

	Note	2007 $m	2006 $m
Revenue	2	**3,765.3**	384.2
Other income	3	**38.3**	2.9
Expenses	4	**(2,989.8)**	(195.7)
Share of profits of associates and jointly controlled entities using the equity method	9	**36.1**	-
Profit before net financing costs, depreciation and amortisation		**849.9**	191.4
Depreciation and amortisation		**(163.5)**	(51.8)
Profit before net financing costs		**686.4**	139.6
Finance income		**36.9**	9.8
Finance costs		**(132.2)**	(76.3)
Net financing costs	5	**(95.3)**	(66.5)
Profit before income tax		**591.1**	73.1
Income tax expense		**(180.6)**	(27.5)
Profit after income tax attributable to shareholders of the Parent Entity		**410.5**	45.6
Earnings per share – including significant items			
Basic for profit for the year (cents)		**148.5**	-[1]
Diluted for profit for the year (cents)		**148.5**	-[1]
Earnings per share – excluding significant items			
Basic for profit for the year (cents)		**179.6**	-[1]
Diluted for profit for the year (cents)		**179.5**	-[1]
Weighted average number of ordinary shares			
Basic (millions)		**276.4**	-[1]
Diluted (millions)		**276.6**	-[1]

[1] The weighted average number of ordinary shares was 2 and earnings per share including significant items and earnings per share excluding significant items was 2,277,712,150 cents per share.

AGL Energy Limited and Subsidiaries
Consolidated Balance Sheet
For the year ended 30 June 2007

	2007 $m	2006 $m
Current assets		
Cash and cash equivalents	**279.9**	58.5
Trade and other receivables	**1,702.3**	187.0
Inventories	**27.9**	21.6
Current tax assets	**30.6**	-
Other financial assets	**5,102.5**	428.1
Other assets	**15.3**	3.4
Non-current assets classified as held for resale	**117.0**	-
Total current assets	**7,275.5**	698.6
Non-current assets		
Trade and other receivables	**1.4**	0.1
Investments accounted for using the equity method	**534.4**	-
Exploration and evaluation assets	**66.2**	51.5
Oil and gas assets	**505.1**	498.4
Property, plant and equipment	**1,101.6**	845.4
Intangible assets	**3,204.9**	847.0
Other financial assets	**1,392.2**	37.8
Other assets	**26.2**	4.2
Total non-current assets	**6,832.0**	2,284.4
Total assets	**14,107.5**	2,983.0
Current liabilities		
Trade and other payables	**1,482.3**	58.5
Borrowings	**406.3**	5.8
Provisions	**21.2**	9.9
Current tax liabilities	**10.3**	4.3
Other financial liabilities	**2,192.7**	2,342.1
Other liabilities	**1.5**	0.9
Total current liabilities	**4,114.3**	2,421.5
Non-current liabilities		
Borrowings	**2,041.4**	288.2
Provisions	**32.6**	13.5
Deferred tax liabilities	**1,340.3**	36.8
Other financial liabilities	**35.6**	91.7
Other liabilities	**25.7**	1.3
Total non-current liabilities	**3,475.6**	431.5
Total liabilities	**7,589.9**	2,853.0
Net assets	**6,517.6**	130.0
Equity		
Issued capital	**3,858.9**	-
Other contributed equity	-	123.9
Reserves	**2,137.5**	(17.3)
Retained earnings	**521.2**	23.4
Total equity	**6,517.6**	130.0

AGL Energy Limited and Subsidiaries
Consolidated Cash Flow Statement
For the year ended 30 June 2007

	2007 $m	2006 $m
Cash flows from operating activities		
Receipts from customers	**4,737.9**	474.3
Payments to suppliers and employees	**(4,328.7)**	(102.1)
Dividends received	**26.4**	-
Finance income received	**20.2**	1.2
Finance costs paid	**(94.3)**	(10.9)
Income tax paid	**(71.9)**	(23.8)
Net cash provided by operating activities	**289.6**	338.7
Cash flows from investing activities		
Payments for property, plant and equipment	**(150.2)**	(39.5)
Payments for exploration and evaluation assets	**(20.3)**	(49.4)
Payments for oil and gas assets	**(147.3)**	(534.0)
Payments for investments	**(452.3)**	-
Payments for acquisition of businesses/subsidiaries	**(1,308.9)**	(1,440.4)
Proceeds from sale of property, plant and equipment	**48.4**	0.2
Net cash used in investing activities	**(2,030.6)**	(2,063.1)
Cash flows from financing activities		
Proceeds from issue of shares, net of transaction costs	**911.9**	-
Proceeds from borrowings	**2,528.3**	3.7
Repayment of borrowings	**(142.4)**	(3.9)
Loans advanced	**(247.0)**	-
Proceeds from loan repayments	**9.6**	-
Loans (repaid) / advanced to other related parties	**(1,043.5)**	1,775.8
Dividends paid	**(35.8)**	-
Net cash provided by financing activities	**1,981.1**	1,775.6
Net increase in cash and cash equivalents	**240.1**	51.2
Cash and cash equivalents at the beginning of the financial year	**52.8**	-
Effects of exchange rate changes on the balance of cash held in foreign currencies	**(13.7)**	1.6
Cash and cash equivalents at the end of the financial year	**279.2**	52.8

AGL Energy Limited and Subsidiaries
Consolidated Statement of Recognised Income and Expense
For the year ended 30 June 2007

	2007 $m	2006 $m
Cash flow hedges:		
Gain/(loss) taken to equity	**3,482.2**	(53.6)
Transferred to profit or loss for the period	**(257.9)**	-
Net gain on hedge of net investments in foreign operations	**70.8**	2.3
Translation of foreign operations	**(78.1)**	6.7
Actuarial gain on defined benefit superannuation plans	**9.9**	-
Share of actuarial gain on defined benefit superannuation plans attributable to associates	**5.2**	-
Share of net decrements in reserves attributable to associates and joint venture entities	**(174.3)**	-
Income tax on items taken directly to or transferred from equity	**(994.7)**	27.3
Net income/(expenses) recognised directly in equity	**2,063.1**	(17.3)
Profit for the period	**410.5**	45.6
Total recognised income and expense for the period	**2,473.6**	28.3

Reconciliation of Consolidated Statement of Recognised Income and Expense to equity movements

	Reserves $m	Retained earnings $m
Opening balance at 30 June 2006	**(17.3)**	**23.4**
Current period movements	**2,051.0**	**12.1**
Adjustment on acquisition of subsidiaries, associates and jointly controlled entities in respect of the AGL Energy demerger	**103.1**	**111.0**
Movement in reserves not reflected in statement of recognised income and expense above		
Share-based payment transactions	**0.7**	**-**
Profit for the period	**-**	**410.5**
Dividend paid	**-**	**(35.8)**
Closing balance at 30 June 2007	**2,137.5**	**521.2**

AGL Energy Limited and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2007

Note 1 – Summary of significant accounting policies

AGL Energy Limited (Parent Entity) is a company limited by shares and incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX).

The financial report includes the consolidated financial statements which comprise the Parent Entity and its subsidiaries (together referred to as the consolidated entity). This financial report does not include all the notes of the type normally included in an annual report.

(a) Basis of preparation

The preliminary final financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Interpretations, and complies with other requirements of the law. The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (A-IFRS).

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value.

The Parent Entity is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report are rounded off to the nearest tenth of a million dollars unless otherwise stated. The financial report is presented in Australian dollars, unless otherwise noted.

New standards and interpretations issued not yet adopted

The following standards have been identified as those which may impact the consolidated entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing this financial report:

AASB 7 Financial Instruments: Disclosures

This standard is applicable to annual reporting periods beginning on or after 1 January 2007. It will not impact the results of the consolidated entity but will require extensive additional disclosures with respect to the consolidated entity and the company's financial instruments.

AASB 8 Operating Segments

This standard is applicable for annual reporting periods beginning on or after 1 January 2009. It will not impact the results of the consolidated entity but may impact the disclosure of results of the consolidated entity.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report.

(b) Principles of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Parent Entity. Control exists when the Parent Entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The financial statements of subsidiaries have been prepared for the same reporting period as the Parent Entity, using consistent accounting policies. Adjustments have then been made to bring into line any dissimilar accounting policies that may exist across the consolidated entity.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

Investments in subsidiaries are measured at cost in the Parent Entity's financial statements.

Note 1 – Summary of significant accounting policies (continued)

(c) Investments and joint venture arrangements

Associates and jointly controlled entities

Associates are those entities over which the consolidated entity exercises significant influence, but not control. Jointly controlled entities are those entities over whose activities the consolidated entity has joint control.

In the consolidated financial statements, investments in associates and jointly controlled entities are accounted for using the equity method. Under this method, the consolidated entity's share of the post-acquisition profits and losses is recognised in the income statement and its share of post-acquisition movement in reserves is recognised in reserves in the balance sheet. The cumulative post-acquisition movements are adjusted against the cost of the investment.

In the Parent Entity's financial statements, investments in associates and jointly controlled entities are accounted for under the cost method.

Jointly controlled operations and assets

The consolidated entity has certain contractual arrangements with other venturers to engage in joint venture activities that do not give rise to a jointly controlled entity. These arrangements involve the joint ownership of assets dedicated to the purposes of the joint venture.

The interests of the Parent Entity and the consolidated entity in unincorporated joint ventures are brought to account by recognising in the financial statements under the appropriate categories the consolidated entity's proportionate share of joint venture revenues, expenses, assets and liabilities.

Other

Investments in other entities are initially recorded at cost. After initial recognition, these investments are stated at fair value less any impairment.

(d) Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. Cost is measured as the fair value of the assets given, liabilities incurred or assumed and shares issued in exchange for control of the acquiree, plus costs directly attributable to the business combination.

Except for non-current assets or disposal groups classified as held for sale which are measured at fair value less costs to sell, all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the net fair value of the consolidated entity's interest in the identifiable net assets. If, after reassessment, the cost of acquisition is less than the consolidated entity's interest in the net fair value of the identifiable net assets of the business combination, the difference is recognised in the income statement.

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash in banks, cash on hand and short-term money market deposits. Bank overdrafts and short-term money market borrowings are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(f) Trade and other receivables

Trade and other receivables are recognised at amortised cost less impairment.

Collectibility of trade receivables is reviewed on an ongoing basis. An allowance for doubtful debts is raised when the collection of the full amount of the debt is no longer probable. Bad debts are written off when identified.

Unbilled revenue represents established gas and electricity services supplied to customers but unbilled at the reporting date.

Note 1 – Summary of significant accounting policies (continued)

(g) Inventories

Stocks and materials are valued at the lower of cost and estimated net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first-in-first-out basis.

(h) Loans

Loans are measured at amortised cost using the effective interest method less impairment.

(i) Property, plant and equipment

Purchased assets

Items of property, plant and equipment are initially brought to account at cost which includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. For major qualifying assets, cost includes, where applicable, finance and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of subsidiaries.

Property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the financial year the asset is derecognised.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated on a straight line basis or at units of use basis at rates based upon the expected useful lives of the assets. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

The following estimated useful lives are used in the calculation of depreciation:

Freehold buildings	- 50 years;
Leasehold improvements	- lesser of lease period or 20 years; and
Plant and equipment	- 3 to 25 years.

Leased assets

Leases are classified as finance leases when the consolidated entity assumes substantially all the risks and rewards of ownership.

Assets held under finance leases are capitalised at the inception of the lease at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability is included in the balance sheet as a finance lease liability.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in the income statement.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Note 1 – Summary of significant accounting policies (continued)

(j) Oil and gas assets

The costs of oil and gas assets in the development phase are separately accounted for as tangible assets. When commercial operation commences, the accumulated costs are transferred to oil and gas assets in production. The costs of oil and gas assets in production are separately accounted for as tangible assets and include past exploration and evaluation costs, past development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depletion using a unit of production method over the life of the estimated Proven plus Probable (2P) reserves. Depletion is not charged on costs carried forward in respect of assets in the development stage until production commences. Estimated reserves are determined on an annual basis.

(k) Exploration and evaluation assets

Exploration and evaluation expenditure for each area of interest is accounted for using the successful efforts method. This method requires all expenditure associated with exploration and evaluation to be expensed when incurred except for the costs of successful wells and acquisition of interests in new exploration assets including licences. The costs directly associated with drilling new wells are capitalised pending evaluation of the results of the well. When the oil or gas field reaches the stage of development, the accumulated exploration and evaluation assets are transferred to development assets.

(l) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and impairment losses.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method are reviewed at least at each reporting date.

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is not amortised, but is tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not reversed in a subsequent period.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the synergies of the business combination.

Licences

Licences are carried at cost less any accumulated impairment losses. Licences are considered to have indefinite useful lives as they were either granted in perpetuity or there is evidence that the licences will be renewed beyond the initial term and the cost of renewal is not significant. Licences with indefinite useful lives are not amortised, but are tested for impairment annually and whenever there is an indication that the licences may be impaired. Any impairment is recognised immediately in profit or loss.

Customer relationships and contracts

Customer relationships and contracts arising from a business combination are carried at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight line basis over the period during which economic benefits are expected to be received.

Note 1 – Summary of significant accounting policies (continued)

(m) Impairment

At each reporting date, the consolidated entity reviews the carrying amount of its tangible (including oil and gas assets and exploration and evaluation assets) and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication of impairment. An impairment of goodwill is not reversed in a subsequent period.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than the carrying amount of the asset or cash-generating unit, it is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(n) Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition and the sale of the asset or disposal group is expected to be completed within one year from the date of classification.

(o) Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year that are unpaid and arise when the consolidated entity becomes obliged to make future payments in respect of the purchase of these goods and services.

(p) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Customer deposits are recognised on receipt of refundable deposits held as security over future gas and electricity usage by customers. Interest is accrued at nominal rates over the period the deposits are held.

Note 1 – Summary of significant accounting policies (continued)

(q) Provisions

Provisions are recognised when the consolidated entity has a present legal or constructive obligation as a result of a past event, it is probable the obligation will be required to be settled and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as a provision. An onerous contract is considered to exist where the consolidated entity has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Environmental restoration

A provision for environmental restoration is recognised when there is a present obligation as a result of exploration, development and production activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed annually and any changes in the estimate are reflected in the present value of the restoration provision at the reporting date.

The initial estimate and changes in the estimate of the environmental restoration provision relating to exploration, development and production facilities is capitalised into the cost of the related asset and depreciated/amortised on the same basis as the related asset.

The unwinding of the effect of discounting on the provision is recognised as a finance cost.

(r) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the Australian Taxation Office (ATO) is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Note 1 – Summary of significant accounting policies (continued)

(s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Current tax is the expected tax payable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

The following temporary differences are not provided for: initial recognition of goodwill, initial recognition of assets or liabilities (other than as a result of a business combination) that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries, associates or jointly controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation

The Parent Entity and all its wholly-owned Australian resident subsidiaries have formed a tax-consolidated group with effect from 25 October 2006 under Australian tax law. AGL Energy is the head entity in the tax-consolidated group.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'stand alone taxpayer' approach. Under this approach, each member in the tax-consolidated group measures its current and deferred taxes as if it continued to be a separate taxable entity in its own right. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the tax-consolidated group are recognised by the Parent Entity (as head entity in the tax-consolidated group).

The members of the tax-consolidated group have entered into a tax sharing and tax funding agreement. The tax funding agreement requires payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity. The payments are recorded as intercompany receivables/payables. The intercompany receivables/payables are at call.

(t) Employee benefits

Liabilities for wages, salaries, annual leave and other employee benefits which are expected to be settled within twelve months of reporting date, are measured at undiscounted amounts using the remuneration wage and salary rates expected to apply at the time of settlement, plus relevant employment on-costs.

Liabilities for long service leave and other employee benefits, which are not expected to be settled within twelve months of reporting date, are measured as the present value of the estimated cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

Contributions to defined contributions superannuation plans are expensed when incurred.

For defined benefit superannuation plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each reporting date. Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur.

Note 1 – Summary of significant accounting policies (continued)

(t) Employee benefits (continued)

Past service cost is recognised immediately as an expense to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits become vested.

The defined benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, adjusted for unrecognised past service cost, net of the fair value of the plan assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

(u) Share-based payment transactions

The consolidated entity provides benefits to employees (including Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares.

The fair value of share performance rights (SPRs) granted to eligible employees under the Long-Term Incentive Plan is recognised as an employee expense, with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period in which the employee becomes unconditionally entitled to the SPRs. The fair value of SPRs granted is measured using the Monte Carlo Simulation Method. The amount recognised as an expense is only adjusted when the SPRs do not vest due to non-market related conditions.

The fair value of shares granted to eligible employees under the Share Reward Plan is recognised as an employee expense, with a corresponding increase in equity. The fair value is the market value of the shares at the grant date.

(v) Foreign currency

The functional and presentation currency of AGL Energy and its Australian subsidiaries is Australian dollars. The functional currency of the subsidiaries in Chile is the Chilean Peso and for subsidiaries with operations in Papua New Guinea is the United States dollar.

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at reporting date are translated at the exchange rate ruling at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the exchange rates ruling at the dates the fair value was determined.

Foreign exchange differences arising on translation are recognised in the income statement in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer Note 1(w)).

Financial statements of foreign operations

Assets and liabilities of foreign operations are translated into Australian dollars at exchange rates ruling at reporting date. Revenues and expenses of foreign operations are translated at average exchange rates ruling during the year. Exchange differences arising on translation are recognised directly in the foreign currency translation reserve and recognised in profit or loss on disposal of the foreign operation.

(w) Derivative financial instruments and hedging

The consolidated entity uses derivative financial instruments to manage its exposure to interest rate, foreign exchange rate, electricity purchase price and certain commodity price risks arising in the normal course of business. The use of derivatives is subject to policies, procedures and limits approved by the Board of Directors. Derivative transactions are not entered into for speculative purposes.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. Derivatives are recognised in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative.

Note 1 – Summary of significant accounting policies (continued)

(w) Derivative financial instruments and hedging (continued)

Any gains or losses arising from changes in the fair value of derivatives is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which case, the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedges are classified as fair value hedges when they hedge the exposure to changes in the fair value of recognised assets or liabilities or firm commitments; cash flow hedges when they hedge exposure to variability in cash flows of recognised assets or liabilities, or highly probable forecast transactions; or hedges of net investments in foreign operations.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedge asset or liability that is attributable to the hedged risk.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedge risk is amortised to profit or loss from that date.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognised in the foreign currency translation reserve and the gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Gains and losses deferred in the foreign currency translation reserve are recognised immediately in profit or loss when the foreign operation is disposed of.

(x) Issued capital

Ordinary share capital is recognised at the fair value of the consideration received, less transaction costs directly attributable to the issue of new shares, net of tax.

(y) Other contributed equity

Other contributed equity represents deemed contributions on inter entity balances which were interest free. This equity is eliminated pursuant to the internal restructuring that took place in preparation for the demerger of AGL Energy from The Australian Gas Light Company.

Note 1 – Summary of significant accounting policies (continued)

(z) Revenue recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured.

Revenue from gas and electricity services supplied is recognised once the gas and electricity has been delivered to the customer and is measured through a regular review of usage meters. Customers are billed on a periodic and regular basis. As at each reporting date, gas and electricity revenue includes an accrual for sales delivered to customers but not yet billed (unbilled revenue).

Revenue from the provision of services, including revenue from construction contracts, represents consideration received or receivable determined, where appropriate, in accordance with the percentage of completion method, with the stage of completion of each contract determined by reference to the proportion that contract costs for work performed to date bears to the estimated total contract costs.

Revenue from the sale of crude oil is recognised after each shipment is loaded and title passes to the customer.

Dividend income is recognised when the shareholder's right to receive the payment is established.

(aa) Net financing costs

Interest income is recognised in the income statement as it accrues, using the effective interest method.

Finance costs comprise interest payable on borrowings calculated using the effective interest rate method, amortisation of borrowing costs relating to long-term financing facilities, unwinding of the effect of discounting on provisions and gains and losses on certain hedging instruments that are recognised in the income statement.

Finance costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

(ab) Earnings per share (EPS)

Basic EPS is calculated as profit after tax attributable to shareholders of the Parent Entity divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as profit after tax attributable to shareholders of the Parent Entity divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(ac) Use of estimates and judgements

In the application of the consolidated entity's accounting policies, management is required to make judgements, estimates and assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

AGL Energy Limited and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2007

	2007 $m	2006 $m
Note 2 – Revenue		
Revenue from sales of goods	**3,656.3**	370.6
Revenue from rendering of services	**109.0**	13.6
	3,765.3	384.2
Note 3 – Other income		
Development fee income	**20.1**	-
Net gain on disposal of property, plant and equipment	**0.1**	-
Net foreign exchange gains	**0.7**	0.2
Other	**17.4**	2.7
	38.3	2.9
Note 4 – Expenses		
Cost of sales	**2,949.8**	212.4
Fair value gain on electricity derivatives	**(414.4)**	(70.3)
	2,535.4	142.1
Administration expenses	**106.7**	21.1
Employee benefits expense	**174.9**	18.3
Other expenses		
Demerger costs	**58.2**	-
Redundancy / restructure costs	**33.3**	-
Impairment of IT assets	**22.7**	-
Other	**58.6**	14.2
	2,989.8	195.7
Note 5 – Net financing costs		
Finance income		
Interest income		
Associates	**24.4**	-
Other related parties	**-**	8.5
Other entities	**12.5**	1.3
	36.9	9.8
Finance costs		
Interest expense		
Other related parties	**18.9**	65.0
Other entities	**112.0**	11.9
Less finance costs capitalised	**(3.4)**	(1.0)
Other finance costs	**4.7**	0.4
	132.2	76.3
Net financing costs	**95.3**	66.5

	2007 $m	2006 $m
Note 6 – Significant items		
Profit before income tax includes the following significant items		
Demerger costs	**(58.2)**	-
(Income tax income applicable $17.5 million)		
Impairment of IT assets	**(22.7)**	-
(Income tax income applicable $6.8 million)		
Redundancy / restructure costs	**(33.3)**	-
(Income tax income applicable $10.0 million)		
Project expenditure write off	**(4.5)**	-
(Income tax income applicable $1.3 million)		
Sun Gas integration costs	**(4.0)**	-
(Income tax income applicable $1.2 million)		
	(122.7)	-
Significant items before income tax	**(122.7)**	-
Income tax income applicable	**36.8**	-
Significant items after income tax	**(85.9)**	-

Note 7 – Dividends

	2007 $m	2006 $m
Recognised amounts		
Interim dividend paid 22 March 2007 (2006: nil)		
Franked amount (9.5 cents per share)(2006 – nil cents per share)	**35.8**	-
Unfranked amount (nil cents per share) (2006 – nil cents per share)	**-**	-
Total amount (9.5 cents per share)(2006 – nil cents per share)	**35.8**	-
Unrecognised amounts		
Proposed final dividend to be paid 28 September 2007 [(i)]		
Franked amount (26.0 cents per share)	**112.7**	-
Unfranked amount (nil cents per share)	**-**	-
Total amount (26.0 cents per share)	**112.7**	-

(i) The proposed final dividend in respect of ordinary shares for the year ended 30 June 2007 has not been recognised in this financial report, as the final dividend was not declared on or before 30 June 2007.

Dividend Reinvestment Plan

The AGL Energy Board of Directors has approved the activation of the AGL Energy Dividend Reinvestment Plan (DRP). The DRP will be operable in conjunction with payment of the 2007 final dividend in September 2007.

Shares are allotted at the weighted average market price at which the Company's ordinary shares are traded on the ASX during the 5 trading days commencing on the second trading day after the dividend record date (6 September). The Board has determined that no discount will apply for the 2007 final dividend.

	2007	2006
Note 8 – Net tangible asset backing		
Net tangible asset backing per ordinary share	**$7.64**	N/A

Seasonality of operations

AGL operates in an environment that is dependent upon weather as one of the key drivers of supply and demand. Fluctuations in seasonal weather patterns, particularly those over the short term, can have a positive or negative effect on the reported result. AGL Energy prepares detailed forecasts of the key drivers of profitability and hedges associated risks. However, it is not possible to consistently predict this seasonality and some variability is common.

Note 9 – Interests in associates, jointly controlled entities and jointly controlled operations and assets

	Ownership interest		Contribution to net profit	
	2007	2006	**2007**	2006
	%	%	**$m**	$m
Associates				
Greater Energy Alliance Corporation Pty Limited	**32.5**	-	**21.6**	-
Gascor Pty Limited	**33.3**	-	**-**	-
AlintaAGL Pty Limited	**33.0**	-	**(3.7)**	-
Queensland Gas Company Limited	**27.6**	-	**0.8**	-
CSM Energy Limited	**35.0**	-	**-**	-
Centre for Energy and Greenhouse Technology	**40.0**	-	**-**	-
Jointly controlled entities				
ActewAGL Retail Partnership	**50.0**	-	**10.9**	-
Auscom Holdings Pty Limited	**50.0**	-	**6.5**	-
The AGL-Petronas Consortium (APC)	**50.0**	-	**-**	-
			36.1	-

AGL Energy acquired a 33.0% ownership interest in AlintaAGL Pty Limited on 25 October 2006 and also holds options to acquire the remaining 67% from Alinta Limited.

AGL Energy acquired a 27.5% ownership interest in Queensland Gas Company Limited on 8 March 2007. Following the concurrent share buyback, AGL Energy's ownership increased to 27.6%.

AGL Energy acquired a 35.0% ownership interest in CSM Energy Limited on 19 June 2007.

During the financial year the consolidated entity acquired the other associates and jointly controlled entities from The Australian Gas Light Company prior to completion of the demerger transaction.

Jointly controlled operations and assets		
Sydney Basin Exploration	**50.0**	50.0
Hunter Gas Project	**50.0**	50.0
Camden Gas Project	**50.0**	50.0
Moranbah Gas Project	**50.0**	-
PNG – PDL 2 Kutubu Oil Field	**11.9**	11.9
PNG – PDL 4 Gobe Main Oil Field	**66.7**	66.7
PNG – PDL 2 Moran Oil Field	**11.9**	11.9
PNG – Central Moran Capital Projects	**5.4**	5.4
PNG – PDL 4 SE Gobe Main Oil Field	**27.3**	27.3
PNG – PDL 2 SE Mananda	**11.9**	11.9
PNG – PL 3 Gobe Oil Pipeline	**47.0**	47.0
PNG Gas Project	**10.0**	10.0

Note 10 – Segment information

Segment information is presented in respect of the consolidated entity's business and geographical segments. The primary format, business segments, is based on the consolidated entity's management and internal reporting structure. The consolidated entity comprises three main business segments – Retail Energy, Merchant Energy and Energy Investments.

Revenue is principally derived from:

(i) Retail Energy – sale of natural gas and electricity

(ii) Merchant Energy – generation and sale of electricity and wholesale sale of gas and upstream oil and gas investments

(iii) Energy Investments – investments in energy entities

(iv) Inter-segment pricing is on an "arms-length" commercial basis

Business segments **2007**	**Retail Energy $m**	**Merchant Energy $m**	**Energy Investments $m**	**Elimination inter-segment revenue $m**	**Unallocated $m**	**Total $m**
Revenue	3,174.8	509.6	75.2	-	5.7	3,765.3
Inter-segment revenue	7.6	1,479.8	-	(1,487.4)	-	-
	3,182.4	1,989.4	75.2	(1,487.4)	5.7	3,765.3
Other income	0.1	29.4	-	-	8.8	38.3
Segment revenue	3,182.5	2,018.8	75.2	(1,487.4)	14.5	3,803.6
Segment EBIT result	107.1	736.8	25.2	-	(182.7)	686.4
Finance income	0.8	12.6	17.3	-	6.2	36.9
Finance costs	-	-	-	-	(132.2)	(132.2)
Profit before income tax	107.9	749.4	42.5	-	(308.7)	591.1
Income tax expense						(180.6)
Profit after income tax						410.5
Segment assets	3,224.7	9,903.8	629.2	-	349.8	14,107.5
Segment liabilities	540.8	4,529.5	51.7	-	2,467.9	7,589.9
Other segment information						
Significant items of expense (refer Note 6)	22.0	5.9	0.9	-	93.9	122.7
Share of profits of associates and jointly controlled entities using the equity method	-	22.4	13.7	-	-	36.1
Carrying value of investments accounted for using the equity method	0.9	333.1	200.4	-	-	534.4
Acquisition of non-current assets	1,104.3	1,016.8	1.8	-	49.2	2,172.1
Depreciation and amortisation	13.0	120.9	4.3		25.3	163.5
Impairment losses	-	0.5	-	-	22.7	23.2
Other non-cash expenses	31.5	9.1	0.7	-	7.0	48.3

Note 10 – Segment information (continued)

Business segments **2006**	**Retail Energy $m**	**Merchant Energy $m**	**Energy Investments $m**	**Elimination inter-segment revenue $m**	**Unallocated $m**	**Total $m**
Revenue	257.4	126.8	-	-	-	384.2
Inter-segment revenue	4.7	-	-	(4.7)	-	-
	262.1	126.8	-	(4.7)	-	384.2
Other income	-	2.7	-	-	0.2	2.9
Segment revenue	262.1	129.5	-	(4.7)	0.2	387.1
Segment EBIT result	25.1	115.1	-	-	(0.6)	139.6
Finance income	7.5	2.3	-	-	-	9.8
Finance costs	-	-	-	-	(76.3)	(76.3)
Profit before income tax	32.6	117.4	-	-	(76.9)	73.1
Income tax expense						(27.5)
Profit after income tax						45.6
Segment assets	152.7	2,821.1	-	-	9.2	2,983.0
Segment liabilities	175.7	658.5	-	-	2,018.8	2,853.0
Other segment information						
Significant items of expense (refer Note 6)	-	-	-	-	-	-
Share of profits of associates and jointly controlled entities using the equity method	-	-	-	-	-	-
Carrying value of investments accounted for using the equity method	-	-	-	-	-	-
Acquisition of non-current assets	0.1	2,131.8	-	-	-	2,131.9
Depreciation and amortisation	0.2	51.0	-	-	0.6	51.8
Impairment losses	-	-	-	-	-	-
Other non-cash expenses	2.3	1.0	-	-	-	3.3

Geographical segments

The consolidated entity's geographical segments are determined based on the location of the consolidated entity's assets.

	External revenues and other income		**Assets**		**Acquisition of non-current assets**	
	2007 $m	2006 $m	**2007 $m**	2006 $m	**2007 $m**	2006 $m
Australia	**3,497.2**	301.0	**13,393.6**	2,341.2	**2,124.9**	1,600.0
Papua New Guinea	**234.9**	86.1	**545.0**	641.8	**45.9**	531.9
Other	**71.5**	-	**168.9**	-	**1.3**	-
	3,803.6	387.1	**14,107.5**	2,983.0	**2,172.1**	2,131.9

	2007 $m	2006 $m
Note 11 – Contingent liabilities and contingent assets		
Contingent liabilities		
Guarantees and warranties in respect of controlled entities	**15.9**	-
Contingent consideration under contract[1]	**51.0**	92.2
	66.9	92.2

[1]Contingent consideration under contract consists of the contingent payment of up to $51.0 million which will be made if additional reserves are proven in the Camden Gas Project area by 31 December 2008, based upon an agreed reserve formula with reserves verified by an independent external expert. The $41.2 million contingent consideration as at 30 June 2006 in respect of the final payment on the PNG Upstream Gas project has lapsed as a result of the PNG project not proceeding.

Other contingent liabilities

Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated entity. Based on legal advice obtained, the directors of the Parent Entity believe that any resultant liability will not materially affect the financial position of the consolidated entity

The Parent Entity is also party to a Deed of Cross Guarantee as described in Note 14. There is no expectation of a liability as a result of this guarantee. As a result of this assessment the fair value has been deemed to be nil, hence no liability has been recorded.

Note 12 – Issued capital

Movement in fully paid ordinary shares	**2007** Number of shares	2006 Number of shares	**2007 $m**	2006 $m
Balance at beginning of financial year	**2**	2	**-**	-
Issue of ordinary shares on demerger[(i)]	**377,005,465**	-	**2,940.7**	-
Placement of ordinary shares[(ii)]	**56,550,000**	-	**933.1**	-
Transaction costs, net of related income tax[(iii)]	**-**	-	**(14.9)**	-
Balance at end of financial year	**433,555, 467**	2	**3,858.9**	-

(i) On 25 October 2006, 377,005,465 shares were issued to the shareholders of The Australian Gas Light Company in settlement of the intergroup loan payable to The Australian Gas Light Company on the demerger of AGL Energy Limited.

(ii) On 27 February 2007, 56,550,000 shares were issued at $16.50 per share following an institutional share placement.

(iii) Transaction costs, net of related income tax, represent the costs associated with the share placement.

Note 13 – Change in composition of entity

AGL Energy Limited demerger

On 26 April 2006, The Australian Gas Light Company and Alinta Limited agreed to merge their respective infrastructure businesses. The Australian Gas Light Company and Alinta Limited subsequently signed a Relationship Deed dealing with transitional and commercial issues arising from the proposed implementation of an AGL Scheme of Arrangement and an Alinta Scheme of Arrangement.

On 6 October 2006, The Australian Gas Light Company and Alinta Limited shareholders approved the merger of AGL's infrastructure assets with Alinta and the subsequent separation of AGL Energy Limited as a separate listed entity. This was subsequently approved by the Federal Court of Australia on 9 October 2006, and AGL Energy Limited began trading on a deferred settlement basis on the Australian Securities Exchange on 12 October 2006.

On 25 October 2006, AGL Energy Limited successfully separated from The Australian Gas Light Company. In preparation for the transaction a number of internal restructuring transactions took place whereby AGL Energy Limited acquired 100% of the issued capital of certain entities from The Australian Gas Light Company. The entities were acquired during the current and preceding periods for consideration equal to the book value of the underlying net assets of the entities acquired and settled via intergroup payables which were subsequently converted to share capital (see Note 12). This transaction is not reflected in the cash flow statement. The aggregate book value of the net assets acquired by AGL Energy Limited was $561 million (2006: $18 million).

Acquisition of Sun Gas Retail

On 1 February 2007, the consolidated entity acquired 100% of the issued capital of Sun Gas Retail Pty Ltd from the Queensland Government, for $74.2 million including costs directly attributable to the acquisition of $2.5 million. The business included approximately 70,800 residential and industrial and commercial gas customers located primarily in south-east Queensland.

From the date of acquisition, the business has contributed $3.8 million to operating profit before finance costs and income tax. It is not practicable to determine the profit or revenue for the consolidated entity as if the acquisition had taken place at the beginning of the year due to the complexity in the management of the gas portfolio and the level of history available from which to determine and analyse seasonality.

Acquisition of Powerdirect

On 1 March 2007, the consolidated entity acquired 100% of the issued capital of Powerdirect Australia Pty Ltd and Powerdirect Utility Services Pty Ltd from the Queensland Government, for $1,234.0 million including costs directly attributable to the acquisition of $5.8 million. The business included approximately 473,200 residential, small-to-medium enterprise and industrial and commercial electricity customers located primarily in south-east Queensland.

From the date of acquisition, the business has contributed $20.0 million to operating profit before finance costs, income tax and mark to market adjustments on derivative instruments. It is not practicable to determine the profit or revenue for the consolidated entity as if the acquisition had taken place at the beginning of the year because AGL manages its electricity price risk as a portfolio. This means that the electricity hedging transactions undertaken by AGL prior to the acquisition of Powerdirect would have been different had it owned Powerdirect. Furthermore, it is not possible to determine the electricity hedging contracts that existed within Powerdirect as of 1 July 2006 but had expired prior to the acquisition date.

Note 13 – Change in composition of entity (continued)

The provisional fair value of the identifiable assets and liabilities of each acquisition as at the respective dates of acquisition are:

	Sun Gas Retail fair value on acquisition 2007 $m	Powerdirect fair value on acquisition 2007 $m	Total fair value on acquisition 2007 $m
Assets			
Trade and other receivables	26.2	196.0	222.2
Inventories	0.1	0.8	0.9
Other assets	-	1.9	1.9
Other financial assets	-	222.3	222.3
Property, plant and equipment	0.4	49.5	49.9
Intangible assets	46.9	236.2	283.1
	73.6	706.7	780.3
Liabilities			
Trade and other payables	19.0	222.6	241.6
Borrowings	4.4	24.1	28.5
Other financial liabilities	-	70.1	70.1
Provisions	0.4	1.8	2.2
	23.8	318.6	342.4
Fair value of identifiable net assets	49.8	388.1	437.9
Goodwill on acquisition	24.4	845.9	870.3
	74.2	1,234.0	1,308.2
Consideration			
Cash paid including directly attributable costs	74.2	1,234.0	1,308.2
Less net cash acquired	-	(0.7)	(0.7)
Net cash outflow	74.2	1,234.7	1,308.9

Subject to the finalisation of the provisional acquisition accounting, all identifiable intangible assets have been recognised separately from goodwill. Goodwill arises from various portfolio benefits that will arise from integrating the activities of the Powerdirect and Sun Gas Retail business with that of AGL. The acquisition has augmented AGL's position as the largest energy retailer in Australia and enhanced its competitive position by reducing average cost per account across the entire retail business. The addition of a Queensland retail portfolio base will support future generation developments and participation in any future privatisation of generation facilities in Queensland.

Note 14 – Controlled entities

	Date acquired	Country of incorporation	Ownership interest 2007 %	2006 %
AGL Limited	24 October 2006	New Zealand	100	-
AGL ACT Retail Investments Pty Limited	12 October 2006	Australia	100	-
AGL Chile Operations SA	11 October 2006	Chile	100	-
AGL Corporate Services Pty Limited	1 September 2006	Australia	100	-
AGL Electricity (VIC) Pty Limited	30 September 2006	Australia	100	-
AGL Energy Limited	24 October 2006	New Zealand	100	-
AGL Energy Foundation Limited	13 July 2006	Australia	100	-
AGL Energy Sales & Marketing Limited	1 March 2006	Australia	100	100
AGL Energy Services Pty Limited	1 March 2006	Australia	100	100
AGL Energy Services (Queensland) Pty Limited (formerly Powerdirect Utility Services Pty Ltd)	1 March 2007	Australia	100	-
AGL Finance Pty Limited	11 October 2006	Australia	100	-
AGL Gas Developments (Hunter) Pty Limited	27 January 2000	Australia	100	100
AGL Gas Developments (PNG) Pty Limited	16 May 1979	Australia	100	100
AGL Gas Developments (Sydney) Pty Limited	27 January 1999	Australia	100	100
AGL Gas Production (Camden) Pty Limited	30 June 2005	Australia	100	100
AGL Gas Trading Pty Limited	1 March 2006	Australia	100	100
AGL HP1 Pty Limited	30 November 2005	Australia	100	100
AGL HP2 Pty Limited	30 November 2005	Australia	100	100
AGL HP3 Pty Limited	30 November 2005	Australia	100	100
AGL Hydro Maintenance Services Pty Limited	30 November 2005	Australia	100	100
AGL Hydro Operations Pty Limited	30 November 2005	Australia	100	100
AGL Hydro Partnership	30 November 2005	Australia	100	100
AGL International	11 October 2006	Cayman Islands	100	-
AGL Pipelines Investments Pty Limited	12 October 2006	Australia	100	-
AGL Pipelines Investments (QLD) Pty Limited	12 October 2006	Australia	100	-
AGL Power Generation (NSW) Pty Limited	31 January 2006	Australia	100	100
AGL Power Generation (QLD) Pty Limited	27 April 2006	Australia	100	100
AGL Power Generation (SA) Pty Limited	1 October 2006	Australia	100	-
AGL Power Generation (Victoria) Pty Limited	1 October 2006	Australia	100	-
AGL Retail Energy Limited	1 March 2006	Australia	100	100
AGL Sales Pty Limited	1 October 2006	Australia	100	-
AGL Sales (Queensland) Pty Limited (formerly Sun Gas Retail Pty Ltd)	1 February 2007	Australia	100	-
AGL Sales (Queensland Electricity) Pty Limited (formerly Powerdirect Australia Pty Ltd)	1 March 2007	Australia	100	-
AGL (SHL) Pty Limited	24 October 2005	Australia	100	100
AGL South Australia Pty Limited	1 October 2006	Australia	100	-
AGL Southern Hydro Holdings Pty Limited	30 November 2005	Australia	100	100
AGL Southern Hydro Investments Pty Limited	30 November 2005	Australia	100	100

Note 14 – Controlled entities (continued)

	Date acquired	Country of incorporation	Ownership interest 2007 %	2006 %
AGL Southern Hydro Pty Limited	30 November 2005	Australia	100	100
AGL Southern Hydro (NSW) Pty Limited	30 November 2005	Australia	100	100
AGL Utility Services Pty Limited	1 October 2006	Australia	100	-
AGL Wholesale Gas Limited	24 October 2006	Australia	100	-
AGL Wholesale Gas (SA) Pty Limited	24 October 2006	Australia	100	-
Australian Energy Ltd	1 March 2007	Australia	100	-
Australian Energy Services Pty Ltd	1 March 2007	Australia	100	-
Dollar Wind Farm Pty Limited	30 November 2005	Australia	100	100
Dual Fuel Systems Pty Limited	1 September 2006	Australia	100	-
EdgeCap Pty Limited	1 October 2006	Australia	100	-
Empresa de Gas de la V Region SA	11 October 2006	Chile	100	-
Essential Energy Services Pty Limited	1 March 2006	Australia	100	100
H C Extractions Pty Limited	1 March 2006	Australia	100	100
Inversiones AGL Chile Limitada	11 October 2006	Chile	100	-
Macarthur Wind Farm Pty Limited	30 November 2005	Australia	100	100
Powerdirect Pty Ltd	1 March 2007	Australia	100	-
Victorian Energy Limited	1 October 2006	Australia	100	-

On 26 June 2007 certain wholly owned Australian entities entered in to a Deed of Cross Guarantee (Deed) with AGL Energy Limited which took effect upon lodgement with the Australian Securities and Investments Commission (ASIC) on 28 June 2007. In accordance with ASIC class order 98/1418, all group entities under the Deed guarantee the payment in full of the debts of any group entity under the Deed that is wound up.

Note 15 – Subsequent events

On 2 July 2007 AGL acquired the 1,280MW Torrens Island gas fired power station (TIPS) for $417 million, including all development gas storage and transportation rights, and sold its 180MW gas fired peaking plant at Hallett for $117 million resulting in a net payment by AGL for the Torrens Island power station of $300 million. As part of the transaction, AGL has also acquired a 10-year, 300-petajoule, gas sales agreement expiring in 2017, together with the associated SEAGas pipeline haulage contract which expires in 2019.

On 13 July 2007 AGL announced the signing of a 390PJ foundation gas transportation agreement with Epic Energy which will further enhance gas portfolio flexibility and competitiveness.

Note 16 – Information on audits or review

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Interpretations or other standards acceptable to ASX.

2. This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3. This report does give a true and fair view of the matters disclosed.

4. This report is based on accounts to which one of the following applies.

☐	The accounts have been audited.	☐	The accounts have been subject to review.
☑	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

5. The entity has a formally constituted Audit and Risk Management committee.

Mark Johnson
Chairman

22 August 2007

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED SEP 10 '07

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	22-Aug-2007
Time	08:51:17
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Energy announces profit of $410.5 million

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AGL Energy Limited
ABN 74 115 061 375

72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx & media release

22 August 2007

AGL Energy announces profit of $410.5 million

Statutory result	Pro-forma result[1]
• **Revenue of $3,765.3 million**	• **Revenue of $4,773.9 million**
• **EBIT of $686.4 million**	• **EBIT of $574.7 million**
• **Net profit after tax of $410.5 million**	• **Net profit after tax of $325.6 million**
• **Earnings per share of 148.5 cents**	• **Earnings per share of 77.3 cents**
• **Retail Energy EBIT of $107.1 million**	• **Retail Energy EBIT of $192.4 million**
• **Merchant Energy EBIT of $736.8 million**	• **Merchant Energy EBIT of $410.7 million**
• **Final dividend of 26 cents per share fully franked**	• **Final dividend of 26 cents per share fully franked**

Australia's largest integrated energy company AGL Energy Limited (AGL) today announced a net profit after tax of $410.5 million in the first financial year of operations since its demerger.

AGL Chairman Mark Johnson said the underlying pro-forma[1] profit of $326 million included profit before any acquisitions of $320 million, directly comparable to the forecast of $321 million in last year's Scheme Booklet which detailed the merger with Alinta and subsequent demerger of the group's energy assets.

"This is a very pleasing result given the tumultuous times experienced in the energy markets, where we have seen the most volatile pricing periods in the history of the National Electricity Market," Mr Johnson said.

"This volatility meant our electricity derivatives book had a fair value at year end of nearly $4 billion. Under international accounting standards, more than $400 million of these fair value movements have been added to statutory earnings before interest and tax (EBIT). We do not consider this increase in EBIT to be underlying business and it has been removed from the pro-forma result.

"When we established the new AGL we said we would deliver significant growth in earnings per share, with a target of 15 per cent in the medium term.

"Even during these volatile times we have solidly delivered our first year's results, which is a testament to the ingenuity of our people, our new 'four corners' strategy and to the robustness of our developing and diverse upstream portfolio.

---

[1] The controlled entities of AGL were acquired by the company at various dates prior to completion of the demerger transaction on 25 October 2006 or, in the case of new acquisitions, 1 February 2007 or 1 March 2007. The pro-forma result has been calculated assuming the entities involved in the demerger were subsidiaries of AGL for the entire year. The pro-forma result has also been adjusted to exclude significant items and profit on fair value movements and amortisations on derivatives.

AGL reported revenue of $3,765.3 million, earnings before interest, tax, depreciation and amortisation (EBITDA) of $849.9 million and earnings per share of 148.5 cents.

AGL shareholders will receive a fully franked final dividend of 26 cents per share, bringing the total dividend to 35.5 cents per share, fully franked. Mr Johnson said including the stub dividend paid for the period 1 July 2006 to 25 October 2006, dividends were 61 cents per share.

AGL Managing Director Paul Anthony said: "This has been a year of significant change for AGL, not just in completing one of Australia's largest mergers and the subsequent demerger.

"We have substantially reduced our cost base by a restructuring that cut almost 1,000 staff numbers, and embarked on a full replacement of our retail IT base to enable enhanced customer support and innovative product design.

"We have pursued non-organic growth to increase AGL's generating base by more than 100 per cent to become one of the largest privately owned generators in the land.

"We have acquired significant upstream gas interests to increase our equity gas base to around 900 petajoules (2P) of reserves taking our total contract and equity gas to over 4,000 petajoules, and scaled-up our retailing base, increasing it by 36 per cent to more than four million customers.

"This has all happened as we have successfully steered the company though the turbulent times in the gas and electricity markets.

"AGL has proved its proficiency in sophisticated hedging and prudent risk-mitigation capabilities, demonstrated by the fact at year end AGL's forward hedge book when marked-to-market had a value of nearly $4 billion.

"At the same time we were scaling up our businesses and laying the foundations for future earnings growth, we delivered on our demanding growth targets.

"This happened even though earnings from many of our acquisitions will, in their early years, be less than our EPS target, especially when we were purchasing reserves today for use at a later stage. This means our underlying businesses will have to produce an EPS growth in excess of the 15 per cent target to achieve the aggregate 15 per cent EPS growth for FY2008 which we have reconfirmed."

Mr Anthony said in the past year AGL had helped lead Australian companies prepare for potential changes to the market in a carbon constrained world.

"AGL now has one of the most significant suites of renewable generation in Australia, including the Hallet Wind Farm, our hydro-electric plants in NSW and Victoria, solar and biomass generation. We are well positioned to meet the growing demand for clean energy, with more than 700 megawatts of renewable generation and a further 235 megawatts of capacity under construction.

"In addition to building physical renewable capacity, we have also joined the Chicago Climate Exchange, the first non-US utility to do so.

"In the future, carbon credits will be a valuable currency, traded on a global stage, and AGL intends to be at the lead in Australia in trading this commodity."

Mr Anthony said AGL's results were complex, given many reporting entities were not part of the group from the start of the reporting period.

"Our pro-forma EBIT of $574.7 million and NPAT of $325.6 million demonstrates AGL has a robustness underpinning strong future growth," he said.

"By way of a simple comparison to the old AGL, we divested half of our business under the Alinta transaction yet our earnings per share this year from the new AGL are more than 80 per cent of that of the combined entity last year."

Outlook

AGL confirms a forecast underlying profit on a business-as-usual basis for FY2008 of $380 to $400 million.

This includes forecast full year results from the investment in QGC and the acquisition of Sun Gas, Powerdirect and the Torrens Island Power Station.

On an EPS basis, this equates to a range of 88 to 92 cents per share, a 10 to 15 per cent accretion on the underlying scheme booklet FY2007 result. AGL currently anticipates FY2008 underlying profit to be at the upper end of this range.

ends

A telephone briefing for analysts and media will be held at 11am AEST today and webcast at www.agl.com.au.

Participant dial-in number is 1800 148 258, or +61 2 8524 6650.

Further enquiries:

Media
Matthew Horan
Direct: + 61 2 9360 6606
Mobile: + 61 (0) 403 934 958
e-mail: mhoran@catocounsel.com.au

Analysts & Investors
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	22-Aug-2007
Time	08:54:56
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL FY07 Results Investor Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

AGL Energy
2007 full year results



A year of strategic transformation
to form an energy major...

22 August 2007

Disclaimer

The information in this presentation:

- Is not an offer or recommendation to purchase or subscribe for securities in AGL Energy Limited or to retain any securities currently held
- Does not take into account the potential and current individual investment objectives or the financial situation of investors
- Was prepared with due care and attention and is current at the date of the presentation
- Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. before making or varying any investment in securities in AGL Energy Limited, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

Result overview

Delivering under extreme market conditions

Financial	♦ $319.8m pro forma underlying (scheme booklet) NPAT ♦ $325.6m pro forma underlying (post acquisitions) NPAT ♦ Final dividend of 26 cps fully franked
Operational	♦ Business transformation & re-engineering nearing completion –880 FTE reduction in head count –commensurate increase in key performance indicators (kpi's) ♦ Retail customer management & billing system on track & under budget –design & build complete, testing underway –scheduled live date 4th quarter calendar 2007
Strategic	♦ 1600MW net increase in equity generation to 3300MW including ~1000MW of renewable generation ♦ 1300PJ net increase in equity & contract gas to ~4200PJ ♦ Additional ~400MW of renewable generation under review ♦ Additional ~1100MW of clean burn gas generation under review



Contract Prices 2008
SA
Qld
NSW
Vic
$/MWh
$100
$90
$80
$70
$60
$50
$40
$30
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07



Victorian Gas Spot Price
$/GJ
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Jan-07
Mar-07
Apr-07
Jun-07
Aug-07

Execution of 'four corners' integrated strategy delivers:

- Business diversity & strength in extreme market conditions as evidenced by delivering FY07 scheme booklet forecast result; and
- Reaffirmation of 15% EPS target for FY08;
- Electricity hedge book value (positive) ~$3.9 billion at balance date demonstrating depth & diversity of hedge portfolio

Result overview

Financial

12 months to	pro forma[1] underlying (scheme booklet) 30 June 2007	pro forma[1] underlying (post acquisitions) 30 June 2007
Revenue	4,172.6m	4,773.9m
EBITDA	715.9m	747.2m
EBIT	550.1m	574.7m
Profit after income tax	319.8m	325.6m
Less: Significant Items	(85.9m)	(88.7m)
NPAT (pro forma)	233.9m	236.9m
Underlying basic EPS pre significant items	79.5c[3]	77.3c[4]
Final dividend per share[2]	26.0c	
Franking %	100%	

✔ delivered scheme booklet guidance

✔ acquisitions performing ahead of expectations

1. AGL Energy Limited (AGL) statutory result (as per ASX Appendix 4E) for the year ended 30 June only reflects subsidiary companies in AGL during that year. Not all of these subsidiaries were in AGL for the full year (refer Note 14 of ASX Appendix 4E) as they were transitioning in at varying dates in preparation for demerger. Accordingly pro forma numbers for the year ended 30 June 2007 have been detailed in this presentation
2. The Directors have declared a final dividend of 26.0 cents per share for the year, fully franked. This dividend relates to earnings of AGL Energy Limited for the period 26 October 2006 until 30 June 2007. An interim dividend of 9.5 cents per share, fully franked, was paid by AGL Energy on 22 March 2007. A dividend of 25.5 cents per share, fully franked, was paid by The Australian Gas Light Company on 23 October 2006 in respect to earnings of The Australian Gas Light Company for the period 1 July 2006 to 25 October 2006
3. Based on weighted average shares of 402.3 million
4. Based on weighted average share of 421.5 million

Delivering the integrated strategy

Strengthening the dual-energy supply chain links

- Purchase 35% of CSM Energy (coal mine methane)
- Purchase 27.6% (310PJ) in QGC (csm)
- Developing PNG LNG proposal with partners
- Purchase 50% (208PJ) in Moranbah project (csm)
- Acquired additional Sydney Basin permit acreage

- Acquired 20 year, 740PJ GSA with QGC and;
- Acquired 10 year, 300PJ GSA with TIPS taking total contract gas portfolio to 3320PJs

- QGC & TIPS GSA's deliver additional diversity of gas supply contracts across all major on shore basins & suppliers

- Secured WUGS gas storage agreement per TIPS

- Facilitate build of QNS 'missing link' gas pipeline through EPIC GTA combined with existing GTA's provides additional diversity & security of supply and opportunity to commercialise QGC reserves

- Purchased Sun Gas retail adding ~71,000 customer accounts in fast growth Qld market
- ~30,000 increase in dual-fuel customers in FY07

target: ~3-4,000 PJ equity gas

target: ~5,000 MW generation

upstream supply



gas | electricity

upstream equity gas | fuel contracts

contract gas | thermal fuel generation

diversity of supply contracts | renewable generation

gas storage | power purchase agreements

diversity of haulage products | complex hedge products & trading

influencing regulatory & industry outcomes

downstream supply

gas



electricity

currently 4 million customer accounts

target: 5million customer accounts

- Hallett Wind farm development
- Wattle Point wind farm off take agreement
- TIPS GSA (& WUGS storage)
- QGC GSA

- Purchased 1,280MW Torrens Island Power Station (TIPS)
- Further 1,100MW clean burn gas in development stage

- Building Hallett 95MW Wind Farm
- Building 140MW Bogong Hydro Power Station
- Secured 71MW Hallett Hill Wind farm development rights
- Further 400MW of renewables in development stage

- Oakey 282MW, output & despatch rights strengthening Qld portfolio peak load risk management abilities

- Joined Chicago Climate Exchange providing liquid market to trade credits as well as gain broader carbon trading skills ahead of domestic market commencement

- Purchased Powerdirect retail adding ~ 473,000 customer accounts including leading SME business across Qld, NSW, Vic & SA
- AlintaAGL JV adds ~ 576,000 customer accounts

Group financials

Stephen Mikkelsen
Chief Financial Officer



Profit & loss[1,2] (excluding significant items & fair value adjustments)

12 months to $m	Pro forma (scheme booklet) 30 June 2007	Pro forma (post acquisitions) 30 June 2007
Revenue	4,172.6	4,773.9
Expenses	(3,456.7)	(4,026.7)
EBITDA	715.9	747.2
EBIT		
Retail	203.5	192.5
Merchant	375.1	410.7
Energy Investments (GasValpo, ActewAGL, AlintaAGL & Elgas)	64.0	64.0
Corporate	(92.5)	(92.5)
Total EBIT	550.1	574.7
Less Finance costs[3]	(82.4)	(98.7)
Profit before tax	467.7	476.0
Less: Income tax expense[4]	(147.9)	(150.4)
Net profit after tax	319.8	325.6

1. AGL Energy Limited (AGL) statutory result (as per ASX Appendix 4E) for the year ended 30 June only reflects subsidiary companies in AGL during that year. Not all of these subsidiaries were in AGL for the full year (refer Note 14 of ASX Appendix 4E) as they were transitioning in at varying dates in preparation for demerger. Accordingly pro forma numbers for the year ended 30 June 2007 have been detailed in this presentation
2. AGL has elected to report financial results externally as it reports and manages its business internally. Accordingly the numbers reported in this presentation are on the same basis as reported in the original scheme booklet (dated 29 August 2006) with regard transfer pricing for wholesale energy costs between the merchant energy and retail energy business units. Under these transfer pricing arrangements the benefit flowing from AGL's gas and electricity trading activities are retained in the merchant energy business unit. The transfer pricing methodology previously adopted by The Australian Gas Light Company (i.e. old AGL) in its external profit reporting to market and as detailed in the 'management vs statutory reconciliations/commentary' in the demerger scheme booklet release presentation (29 August 2006) and in the supplementary scheme booklet (dated 21 September 2006) are redundant
3. Finance costs are calculated by combing the actual interest expense post demerger to 30 June 2007 ($90.9 million) with the additional scheme booklet interest from 1 July to demerger ($7.8 million)
4. Tax expense is calculated by taking the effective tax rates and applying this to the pro forma EBIT results by business unit

Significant items

12 months to $m	Pro forma 30 June 2007
IT asset write off	(22.7)
Project write offs	(4.5)
Demerger costs	(52.2)
Redundancy / restructuring costs	(34.3)
PNG feed costs	(7.4[1])
Significant items before tax	(121.1)
Less tax applicable	35.2
Significant items after tax	(85.9)

1. Differs to 31 Dec 06 due to costs associated with finalisation of JV

Statutory cash flow summary

Period $m	6 months Jan–Jun 07
EBITDA	379.0
Equity accounted associates & joint ventures	(18.5)
Net finance costs	(47.1)
Tax paid	(58.0)
Working capital	(25.4)
Operating cash flow	230.0
Stay in Business (SIB) capex	(9.5)
Cash flow after SIB capex	220.5
Less: dividends paid	(35.8)
Free cash flow	184.7

Our retail business – key financial metrics

Pro forma – scheme booklet

12 months to $m	June 07	June 06	change %
Revenue	3,261.5	3,412.0	(4.4)
Cost of Sales	(2,821.8)	(2,946.8)	4.2
Gross Margin	439.7	465.3	(5.5)
Operating Costs (ex. D&A)	(227.2)	(223.0)	(1.9)
EBITDA	212.5	242.2	(12.3)
D & A	(9.0)	(7.5)	(21.4)
EBIT	203.5	234.7	(13.3)
EBIT / Sales %	6.2%	6.9%	

Our merchant businesses – key financial metrics

Pro forma – scheme booklet

12 months to ($m)	June 07	June 06	Change %
EBITDA			
Wholesale Energy & Power Generation			
Wholesale Electricity	30.3	42.8	(29%)
Generation[1]	123.5	53.5	131%
GEAC	46.6	22.7	106%
Wholesale Gas	69.5	54.0	29%
Energy Services	12.1	9.3	30%
Sundry	(6.1)	(7.0)	13%
Upstream Gas			
PNG	195.5	89.7	118%
CSM[2]	14.2	2.4	502%
HC Extractions	10.6	11.5	(8%)
Sundry	(0.5)	(0.1)	N/A
Operating EBITDA	495.7	278.8	78%
D & A	(120.6)	(64.1)	(88%)
Operating EBIT	375.1	214.7	75%
Fair Value changes	292.5	0.3	N/A
Reported EBIT	667.6	215.0	211%

1. Includes $20.1m Hallett Wind Farm development fee
2. CSM EBITDA = $4.5m Camden, $9.7m Moranbah

Sun Gas & Powerdirect

Underlying[1]

period to [2] $m	Sun Gas & Powerdirect	acquisition model
Gross Margin (Sun Gas $9.7m, Powerdirect $41.9)	51.6	35.8
Operating Costs (ex. D & A) (Sun Gas $2.4m, Powerdirect $18.7m)	(21.1)	(19.1)
EBITDA (Sun Gas $7.3m, Powerdirect $23.2m)	30.5	16.7
D & A (Sun Gas $3.5m, Powerdirect $3.2m)	(6.7)	(7.3)
EBIT (Sun Gas $3.8m, Powerdirect $20.0m)	23.8	9.4

1. Underlying excludes Powerdirect AIFRS fair value adjustment of $159.4m
2. Sun Gas 1 Feb 07 to 30 Jun 07 and Powerdirect 1 Mar 07 to 30 Jun 07

Operational review & strategy

Paul Anthony
Managing Director and CEO



Delivering business efficiency


Retail Headcount
(end target FY09 ~ 640 FTE's)
Retail FTE
1300
1100
900
700
500
300
Apr-06
Dec-06
Jun-07
Jun-08
Jun-09
Actual
Planned


Corporate & Merchant Headcount
(end target FY08 ~400 FTE's)
Corporate & Merchant Businesses FTE
1300
1100
900
700
500
300
Apr-06
Dec-06
Jun-07
Jun-08
Jun-09
Actual
Planned


headcount reduction 90% complete
improved business performance

Business re-engineering exercise nearing completion & delivering planned. Improvements in operational efficiency and effectiveness across the entire business

- Generation portfolio start reliability & availability continue to perform well
- Billing backlogs. Bills issued more than 4 days behind schedule have reduced from 56,500 at June 2006 to 17,200 at June 2007, representing a reduction of 70% year on year
- Consolidation. The consolidation of all back office functions into Melbourne has been completed with no detrimental impact on processes or service. This included the functions of Income Operations, Electricity Transfers, C&I Billing, Mass Market Billing and Data Operations and ~250 roles
- Customers with accounts in credit. Major improvements in reconciling and closing accounts with credit balances with 134,000 accounts now reduced to 13,000

Business transformation program & head count reduction nearing completion delivering improved efficiency & effectiveness across the business

Delivering business efficiency

Project phoenix and corporate cost outs

Cumulative Annualised Phoenix Cost Savings



$20m
$30m
$60m
FY2007
FY2008
FY2009
Achieved
Forecast

Cumulative Annualised Corporate Cost Savings



$30m
$30m
$55m
FY2007
FY2008
FY2009
Achieved
Forecast

- Project Phoenix delivering against planned cost savings target - year to date annualised saving of ~$20m
- Corporate cost savings delivering against plan - year to date annualised saving of ~$30m

Retail – ongoing system efficiencies

Project phoenix – on track & on budget

Complete

- Detailed design and build:
  - design, configuration & build of all strategic retail business processes, voice architecture, interfaces, reports & industry regulated enhancements
  - rationalisation of retail products & rates: ~1,100 to 78 strategic products & ~1,000 to 33 rate categories

Current

- Appointment of Applications Management Outsourcing (AMO) provider
  - appointed global firm of TATA Consultancy Services (TCA), delivering global intellect and experience
  - also delivers ability to significantly reduce costs in running existing (non phoenix) AGL IT systems
  - AGL IT support staff to reduce from over 300 to ~20
- System testing & deployment preparation:
  - integration testing, industry market participant connectivity, data cleansing
  - workforce transition, organisational & process readiness, cut over readiness (5 trial conversions then 3 complete dress-rehearsals)

Next

- Two stage deployment:
  - release 1: Q4 2007 (mass market customers), Release 2: Q2 2008 (mass market customers)
  - further releases (covering I&C customers and balance of mass market)

Phoenix delivers AGL a single, scaleable customer billing & management platform and unassailable market leading cost to serve.

Retail – overall market churn

- Unprecedented levels of churn continue



60%
50%
40%
30%
20%
10%
0%
Annualised Churn Rate
SA Electricity
SA Gas
VIC Electricity
VIC Gas
NSW Electricity
NSW Gas
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Month

Retail – market share

(12 months to 30 June 2007 – excluding Qld)

		Gas	Electricity	Dual Fuel	Market Share	Product/ customer
Victoria	Customer accounts	-34,173 to 476,569	-59,901 to 645,511	-35,202 to 707,684	27.4% (Jun 06: 30.9%)	1.46 (Jun 06: 1.44)
	Market churn rate	26.7% (Jun 06: 20.5%)	26.4% (Jun 06: 21.5%)			
South Australia	Customer accounts	+11,429 to 64,204	-67,510 to 466,674	+19,058 to 112,878	45.4% (Jun 06: 51.7%)	1.12 (Jun 06: 1.09)
	Market churn rate*	21.3% (Jun 06: 27.4%)	26.0% (Jun 06: 20.4%)			
New South Wales	Customer accounts	-18,565 to 756,196	+48,170 to 237,051	+46,428 to 306,358	23.7% (Jun 06: 23.6%)	1.18 (Jun 06: 1.16)
	Market churn rate	6.2% (Jun 06: 3.9%)	12.8% (Jun 06: 9.1%)			
	Total accounts (Net)	-41,309 to 1,296,969	-79,241 to 1,349,120	+30,284 to 1,126,920	28.0% (Jun 06: 30.2%)	1.27 (Jun 06: 1.25)

*SA Gas and Electricity churn include customer retention, all other states churn for electricity and gas excludes retentions

Retail – 'churn in perspective'

AGL churn relative to market tracking down



Opening up the gap
mkt vs AGL churn (all fuels)
26%
24%
22%
20%
18%
16%
14%
12%
10%
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06
Feb-07
Apr-07
Jun-07
AGL
Market

- 2006 was characterised by heightened activity in 1H, AGL's responded via increased investment in effective acquisition
- Net customer position in 2H significantly better than 1H
- Last quarter saw AGL churn-out fall to 5-6% below full year market average
- Increased focus & investment in retention activity a clear marketing focus, with newly rolled out initiatives including:
  - dedicated win-back and save teams;
  - pro-active retention campaigns; and
  - changed market product offers to meet changing market conditions

Retail – Powerdirect update

Performing ahead of expectations

- Powerdirect territory churn ~12% against state total of ~25%
- Competitor activity expected to increase
  - comprehensive AGL sales & marketing strategy complete & ready to execute as required
- Operational integration of Sun Gas & Powerdirect business into AGL not covered by TSA now complete
  - remaining franchise customers migrate to Phoenix March 2008
- Sun Gas customers now transitioned to dedicated AGL Qld duel-fuel billing platform
  - allowed termination of Sun Gas TSA 9 months early
- Powerdirect SME business to remain operating as a stand alone challenger brand
  - actively pursuing opportunities in Vic, SA & Qld
  - focus on retention in sthn states & acquisition in Qld


July Churn out Queensland FRC
30%
25%
20%
15%
10%
5%
0%
Qld FRC
R2 (AGL)

Upstream generation

Executing the 'four-corners' strategy

- Bogong Power Station
  - 140MW hydro plant under construction
- Sun Gas generation plants
  - additional 4 renewable & low carbon generation plants acquired with total capacity of 43MW
- Hallet Wind farm
  - creative $258m funding deal for 95MW wind farm retaining all output, green credits and O&M contract until 2033
- Torrens Island Power Station (TIPS)
  - 1,280MW intermediate and peak plant acquired for $417m
  - WUGS gas storage agreement
  - 300PJ, 10 year GSA
- Joined Chicago Climate Exchange (CCX)
  - access to liquid market for trading credits
  - delivers additional revenue
  - broadens trading knowledge base ahead of local carbon emissions trading market introduction
- (Post balance date) Oakey 282MW PPA
  - secured 7 year PPA strengthening Qld peak load risk management

Disciplined, creative transactions deliver value accretion

generation transaction economics



Specific Capacity Value ($M
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$-
Darling Downs -630MW
TIPS
1280MW
Origin Darling Downs
Quarantine (Construction)
Valley Power (Construction)
Hallett Sale (TRUenergy buy @ $117m)
Mt Stuart (Construction)
Torrens Island (AGL buy @$417m)

Generation portfolio

Material increases add robustness

- Increased physical intermediate & peak generation to cover extreme price risk periods

2007: ~ 3300MW
Equity generation

2006: ~1687MW
Equity generation



☐ Coal ☐ Hydro ☐ Co-Generation ☐ Gas ☐ Wind


Base Derivatives
Torrens Island B
Eildon
Peak Derivatives
Torrens Island A
Kiewa
Non Dispatchable Hydro
Somerton
Spot Price
Wattle Point windfarm
Dartmouth
AGL Load
Load & Dispatch MW
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
0:30
2:00
3:30
5:00
6:30
8:00
9:30
11:00
12:30
14:00
15:30
17:00
18:30
20:00
21:30
23:00
Half Hour
$10,000
$1,000
$100
$10
$1
Regional Pool Price ($/MWh)

indicative AGL load 11 January 2007 & overlaying TIPS
integration / portfolio benefits
(includes current actual / drought constrained hydro capacity)

Upstream gas

Executing the 'four-corners' strategy

- Moranbah (Arrow)
  - 50% project stake for $93m
  - second largest single producing CSM project in Australia, no exploration risk
- QGC
  - initial 27.6% equity stake for $327m
  - 740PJ, 20 year gsa & $22.5m gas market development fee
  - pricing below current average portfolio price
- Sydney Basin
  - grant of additional 21 year production lease
- CSM Energy
  - initial 35% equity stake for $3m
  - leverage to burgeoning coal mine methane (cmm) industry
  - exclusive rights acquiring all gas & power produced
  - right to 35% stake in all cmm projects pursued
- PNG LNG project study
  - exploring proposal to deliver earlier commercialisation of gas reserves

1. As at 17 August 2007. Market capitalisation + net debt / 2P reserves

Disciplined, creative transactions deliver value accretion



QGC
2P reserves $/GJ
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
+ ~25%
$1.21
AGL acquisition
Current market[1]



Moranbah (Arrow)
2P reserves $/GJ
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
+ ~ 229%
$1.61
AGL acquisition (Moranbah)
Current market[1]

Wholesale gas portfolio

Material increases add robustness

- QGC, Sun Gas and TIPS acquisitions deliver additional gas portfolio longevity and depth



Petajoules
300
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Indicative demand
2006 portfolio
2007 portfolio (+QGC, Sun Gas, TIPS)

Gas portfolio update

Market leading flexibility & diversity


Bowen / Surat Basin
1155PJ Contracted
517PJ equity
Cooper Basin
560PJ's Contracted
QSN
pipeline
Sydney Basin
130PJ Contracted
41PJ equity
Otway Basin
315PJ's
Contracted
WUGS
Storage
contract
Gippsland Basin
1160PJ's Contracted
LNG peaking contract

- Considerable flexibility within equity & contract gas portfolio
  - ACQ 'up & down', MDQ, ToP & flexible delivery points
- Rolling buy long / sell short portfolio strategy
- Pricing mechanism & flexibility ensures ongoing competitiveness
- QSN pipeline & associated GTA deliver missing link
  - additional diversity & security of supply
  - opportunity to commercialise QGC reserves
- No material impact of recent weather related short term supply issues
- Peak management demand tools
  - multiple contracts, storage (WUGS), LNG (Gasnet/APT), TIPS to oil, line pack, 'park & loan', demand side management

The largest portfolio of contract gas in australia ~3,300 PJ
a growing East Coast Australia equity gas portfolio of ~560 PJ (~900PJ including PNG)

Energy markets

Wholesale energy & power generation

- Wholesale electricity contract prices moved to historical highs in all states primarily driven by drought conditions & weather events
- Forward prices indicate market believes relatively high pool prices will continue but not at extreme levels witnessed in June
- AGL hedge policy & portfolio supported by growing physical generation portfolio, deliver robustness during extreme market conditions
  - electricity hedge book for FY08 & FY09 currently positioned at higher levels than minimum levels required under hedging policy
  - marked-to-market value as at 30 June 2007 approximately $3.9 billion positive
- Hallett & Somerton peaking plants continue to deliver excellent reliability & start capability (in excess of 95%)
- TIPS integration into AGL portfolio on track









Gas – operational

Coal Seam Methane

- Camden
  - reserves due for recertification at the end of 2007. 19 wells drilled during FY07, excellent plant processing performance (compressor availability 98.8%), 14 well drill program planned over FY08, SIS development drilling program underway to increase production & access to reserves
  - seismic acquisition of 35.5km undertaken during FY07
- Moranbah
  - reserves due for update (@ 30 June 07) – not communicated to AGL at this stage
  - AGL receives 5% override royalty on CH4's (now Arrow) gas revenue
  - CH4 sole exploration rights but AGL has 50% back-in rights on commercial discoveries, Arrow targeting additional 2P reserves of at least 700PJ (100% basis)
- QGC reserves upgraded by 20% to 1120 PJ - 2P
  - AGL share 309.6PJ (27.64%)

2P gas reserves (PJ)	June 07	June 06	Change %
Camden	41	41	-
Moranbah	208	-	N/A
QGC (Equity)	310	-	N/A
PNG	330	554	(40%)

PNG - operational

- Gas focus has moved to LNG Project
  - working toward FEED decision by March 2008
- Hedging protected revenues from oil price weakness over much of FY07
- Oil production in decline
  - unplanned shutdowns, slower than expected recovery post shutdowns, delayed development drilling program & reserves downgraded
- FY08 opening reserves of 13.0mbbl
- FY08 expected production of 2.1 - 2.5mbbl



Hydro – operational

All dams benefiting from solid rain & snow



AGL Hydro Storage
(Percentage of total storage)
Dartmouth
Kiewa Scheme
Eildon
Percentage of total storage
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07

- Kiewa scheme (~240MW - full discretion) fully operational, receiving good snow falls
  - 140MW Bogong expansion to budget & on track for completion 2H09
  - forms part of Kiewa Scheme & will deliver additional flexibility
- Eildon & Dartmouth storage levels tracking up on positive rain falls
- Considerable portfolio upside from return to normal hydrology conditions

Portfolio – growth projects

A market leading portfolio of identified projects

Generation	95MW Hallett (SA) wind:	Ahead of schedule & on budget, due for completion 1H08
	140MW Bogong (Vic) hydro:	Ahead of schedule & on budget, due for completion 2H09
	600MW Kogan (Qld) gas (peaker):	Secured site, currently progressing permitting Targeting commissioning Q2 2010
	330MW Macarthur (Vic) wind:	Project feasibility currently under review vs other development options
	300MW Leafs Gully (NSW) gas:	Option over site secured & currently progressing permitting
	71MW Hallett Hill (SA) wind:	Development options acquired, final investment decision due 2008
Upstream Gas	Camden JV gas (AGL 50%):	Sales at 5.5 PJ pa (gross); Plant capacity up to ~ 13PJ pa (gross); active drilling program underway
	Moranbah equity gas (AGL 50%):	Targeting additional ~150PJ certified 2P reserves [illegible] FY08
	QGC equity gas (AGL 27.6%):	Recently upgraded 2P reserves by 20%; targeting additional 2,000PJ certified 2P reserves (QGC 100% basis) over next 24 months
	PNG equity gas (AGL 3.3%):	Entered into cost sharing agreement to investigate ExxonMobil-led LNG project initiative; decision to enter FEED by early next year

In summary

The 'four-corners', integrated robust business model

Financial

- Delivered FY07 result under extreme market conditions & volatile weather occurrences
- Delivered FY07 result against backdrop of strategic acquisitions/investments which by their inherent nature (gas for use in later years) placed additional short term pressure on earnings target
- Delivered FY07 result in line with Scheme Booklet forecast for underlying business

Operational

- Business re-engineering & associated cost reductions delivering improved business performance as measured across a range of KPI's, ultimately to deliver $55m of sustainable cost savings
- Project Phoenix progressing to schedule and budget, ultimately to deliver $60m of sustainable costs savings and market leading cost to serve

Strategic

- Four-corners strategy delivering superior market integration;
  - *~50% (net) increase in equity gas to ~ 900PJ taking total equity & contract gas portfolio to* ~4200PJ
  - ~100% (net) increase in equity generation to ~3300MW (across base, intermediate & peaking) and robust hedge book (+$3.9billion marked to market @ 30 Jun)
- Market leading balance & flexibility across upstream and downstream gas & electricity supply and demand

Outlook & way forward

Financial outlook

- FY08 forecast underlying profit on business as usual basis (including results from investment in QGC and acquisition of Sun Gas, Powerdirect & TIPS) of $380 - $400 million
- Equates to EPS range of 88-92 cents - delivering 15% target
- AGL currently anticipates FY08 underlying profit at upper end of range
- Dividend payout ratio of approximately 60% (on underlying EPS basis)

Strategic way forward

- Continued, disciplined roll out of the 'four corners' strategy:
  - targeting 3-4,000PJ of equity gas
  - targeting ~5,000MW equity generation
  - targeting 5 million customer accounts
  - AlintaAGL: buyer at the right price/right structure, seller at the right price

Further information / contacts

A range of information on AGL Energy Limited including asx & media releases, presentations, the inaugural 2007 interim result as well as historical 'The Australian Gas Light Company' scheme booklets, annual reports, sustainability reports, presentations and financial results are all available from our website: www.agl.com.au or www.aglinvestor.com
alternatively, contact:

Graeme Thompson
Head of Investor Relations
AGL Energy Limited
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au

Supplementary information



Balance sheet

	As at 30 June 2007 $m
Current Assets	7,275.5
PPE and Oil and gas Assets	1,606.7
Other Non Current Assets	5,225.3
Total Assets	14,107.5
Current Liabilities	3,733.6
Total Debt	2,400.0
Other Non Current Liabilities	1,456.3
Total Liabilities	7,589.9
Net Assets	6,517.6
Contributed Equity	3,858.9
Reserves	2,137.5
Retained Earnings	521.2
Total Equity	6,517.6

Debt funding

debt 30 June 07	$m
AGL Energy Limited	2,375
GasValpo	25
Gross Borrowings	2,400
Less: Cash	(280)
Net Borrowings	2,120

- BBB (S&P) long term rating maintained
- FFO interest cover: 5.8 times[1]
- Gearing: 24.9%[2]

facilities[3] 30 June 07 ($m)	limit	usage	available	maturity
Term facilities Tranche A	380	380	0	Oct 07
Term facilities Tranche B	633	633	0	Oct 09
Term facilities Tranche C	887	887	0	Oct 11
Revolving credit facility	500	475	25	Oct 09
Bridging loan facility	300	0	300	Jun 08
Total debt facilities	2,700	2,375	325	
Guarantee Facilities	921	820	101	Aug 07, May 10, Oct 09 & 11

1. Pro forma basis, 12 month period, assuming AGL Energy debt in place from 1 July 06. FFO calculated as : EBITDA less equity accounted profits plus dividends received less tax
2. Net debt / net debt + equity
3. Interest rate exposure against $1.1 billion of total facilities of $2.4 billion is fully hedged through until Oct 09

Capex

Pro forma 12 months to 30 June 2007 $	SIB	Discretionary	Total
Merchant Energy	10.9	253.2[1]	264.1
Retail Energy	0.1	32.4[2]	32.5
Corporate Other	7.7	53.5[2]	61.2
Total	18.7	339.1	357.8

1 Includes expenditure on Moranbah (112.6), Bogong (45.2), Hallett Wind Farm Development (26.5), Camden (11.8) and PNG (46.0)
2 Includes expenditure on Spencer Street relocation and Phoenix costs.

Statutory to pro forma reconciliation

12 months to	30 June 2007 $m
STATUTORY PROFIT AFTER TAX –Jun 07	410.5
Add statutory interest expense	132.2
Add statutory tax expense	180.6
STATUTORY PROFIT BEFORE INTERTEST & TAX (EBIT)	723.3
Add EBIT for subsidiaries from 1 Jul 06 to date acquired by AGL Energy	182.2
Add significant items not included in pro forma EBIT	121.1
Less Fair Value adjustments (ineffective hedges before tax)	(451.9)
Pro forma EBIT excluding Fair Value	574.7
Less Powerdirect, Sun Gas and QGC EBIT	(24.6)
PRO FORMA EBIT	550.1
Less pro forma interest expense	(82.4)
Less pro forma tax expense	(147.9)
PRO FORMA PROFIT AFTER TAX	319.8

Corporate cost savings

All building blocks in place to achieve $55 million savings



Actual timing of $55 million savings
$160 M
$140 M
$120 M
$100 M
$80 M
$60 M
$40 M
$20 M
$0 M
109.9m
17.4m
12.2m
12m
13m
55.3m
saving 54.6
FY07 outcome pre cost outs
FY07 cost outs
FY08 cost outs
FY09 IT outsourcing
FY10 IT outsourcing
FY10 outcome



FY08 outcome
$160 M
$140 M
$120 M
$100 M
$80 M
$60 M
$40 M
$20 M
$0 M
92.5m
21.7m
12.2m
102.0m
FY07 outcome
Previously charged to Business Units
FY08 cost outs
FY08 outcome

- FY07 actual cost savings of $17.4m
- Additional actual cost savings in FY08 of $12.2m bringing total savings to $29.6m
  - compares to annualised savings of $30m at 1H07
- FY08 further IT savings introduced but full actual realisation of $12m in FY09
- FY09 further IT savings introduced but full actual realisation of $13m in FY10

Phoenix cost savings

All building blocks in place to achieve $60 million savings

Actual timing of $60 million savings



$60m
$25m
$22m
$12m
60
45
30
15
0
$m
FY07
FY08
FY09
FY10

Retail EBIT – key drivers

Pro forma – scheme booklet



$250 M
$240 M
$230 M
$220 M
$210 M
$200 M
$190 M
$180 M
234.7
(22.6)
(8.3)
12.9
(7.0)
(6.3)
203.4
FY06 EBIT
Electricity Gross Margin
Gas Gross Margin
Net Operating Costs - FTE savings
Net Operating Costs - Campaign & Advertising
Net Operating Costs - All other
FY07 EBIT

Electricity Gross Margin down $22.6m:

- $15.7m decrease in Mass Market margin driven by a 7% decrease in volume sales due to less customer accounts, combined with change in state mix with higher margin VIC and SA customers being replaced with lower margin NSW customers
- $6.9m decrease in C&I margin driven by a 8% decrease in volume combined with lower retail margins. Competitive pressures from rising wholesale prices have driven a focus on value over volume to counter falling retail margins

Gas Gross Margin down $8.3m:

- $5.3m decrease in Mass Market margin driven by a 10% decrease in volume sales in Victoria, primarily due to a 7% reduction of customer accounts year on year
- $3m decrease in C&I margin driven by higher gas purchase prices not yet fully reflected in increased customer contract rates

Net Operating Costs up $0.4m:

- Cost savings from ongoing implementation of Phoenix change program. Reduction of 220 FTE's from June 2006
- Increased investment in Sales & Marketing to counter rising market churn rates
- Other increases include $4.3m income from Agility no longer received post demerger

Merchant EBIT – key drivers

Pro forma – scheme booklet



$450 M
$400 M
$350 M
$300 M
$250 M
$200 M
$150 M
214.7
59.4
58.4
24.0
15.6
1.7
1.3
375.1
FY06 EBIT
PNG
Merchant Power
Loy Yang
Wholesale Gas
CSM
Other
FY07 EBIT

Existing business grew by $160.4m:

- $59.4m increase due to the first full year contribution from PNG Upstream
- $58.4m growth in Merchant Power due to a full years contribution from AGL Hydro, higher gas generation volumes and actively managed hedge portfolio
- $24m rise in Loy Yang equity contribution from higher electricity pool prices
- $15.6m from Wholesale Gas factors include gas portfolio management and spot market volatility
- $1.7m increase in CSM due to a full year's contribution from Camden and a part year contribution from Moranbah

Retail – key performance measures

(Excluding Qld)

12 months to	June 2007	June 2006	change
Electricity			%
Volume (GWh)	20,456	22,147	(7.6)
Mass Market Accounts ('000)	1,349	1,428	(5.5)
Revenue ($m) - mass mkt 57% (06 56%) C&I 43% (06 44%)	2,003	2,174	(7.9)
Gross Margin			
Mass Market Electricity margin	188.0	203.7	(7.7)
Commercial & Industrial Electricity margin	27.3	34.2	(20.3)
Total Gross Margin ($m)	215.3	237.9	(9.5)
Gross Margin %	10.7%	10.9%	
12 months to	**June 2007**	**June 2006**	**change**
Gas			%
Volume (PJ)	142.7	138.9	2.7
Mass Market Accounts ('000)	1,297	1,338	(3.1)
Revenue ($m) - mass mkt 69% (06 71%) C&I 31% (06 29%)	1,220	1,201	1.5
Gross Margin ($m)			
Mass Market Gas Margin	165.6	170.9	(3.1)
Commercial & Industrial Gas Margin	18.9	21.9	(13.8)
Total Gross Margin ($m)	184.5	192.8	(4.3)
Gross Margin %	15.1%	16.0%	

Retail – weather impact


1200
1000
800
600
400
200
0
Degree Days
NSW
VIC
SA
FY06
FY07

- Milder weather across all states compared with prior year
- Winter 2006 was very mild with Vic and SA experiencing their warmest August since 1993
- NSW recorded 5th warmest August since records commenced
- May 2007 was the warmest on record for all eastern states, including NSW and Vic

Retail operating costs

12 months to	June 07	June 06	Change %
Total operating costs ($m)	236.3	230.6	2.5%
Total other margin (costs recovered) ($m)	(39.9)	(34.6)	(15.4%)
Net operating expenditure ($m)	196.4	196.0	0.2%
Net operating cost per mass market account ($)	72.6	70.2	(3.4%)
Notional corporate overhead allocation ($m)	32.3	42.9	(24.7%)
Net operating cost per mass market account ($)(with corporate recharge allocation included)	84.5	85.6	1.3%

- Net operating costs per account (before corporate overheads) have increased by 3.4%. This is due to net expenditure being held close to flat year on year but against reducing customer accounts
- Key drivers of change in net expenditure include:
  - significant savings in labour ($13m) through continued implementation of Phoenix change program and reduction of employees by 220 over the FY06 year;
  - offset by sales & marketing costs, up $7m, to combat increasing market churn rates; and
  - the cessation of service income received from Agility pre-demerger ($4m)

Retail – competition

Vic & SA – world leading competitive markets

Category	Market*	Rank
HOT	Victoria (Australia)	1
	Great Britain	2
	South Australia (Australia)	3
ACTIVE	Texas (USA)	4
	Norway	5
	New South Wales (Australia)	6
	New Zealand	7
	Sweden	8
	Finland	9
	Netherlands	10
	Flanders (Belgium)	11
SLOW	New York	12
	Germany	13
DORMANT	Austria; Denmark; Ireland; Portugal; Spain; Alberta, Ontario (Canada); California, Connecticut, Illinois, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, Pennsylvania, Rhode Island (USA)	Not ranked

* Designated by country, province, or state

Source: [illegible] Data Utilities, VaasaETT

World Energy Retail Market Ranking

Retail – Sun Gas & Powerdirect metrics

GAS VOLUMES (Sun Gas)

1 feb 07 to	30 june 07
VIC	0.0
SA	0.0
NSW	0.0
QLD	1.5
Mass Market (PJ)	1.5
VIC *	0.0
SA	0.0
NSW	0.0
QLD	6.6
C & I (PJ)	6.6
Total	**8.1**

* Note Sun Gas C&I Volume Sales in VIC reported as AGL as cannot be identified separately

ELECTRICITY VOLUMES (Powerdirect)

1 mar 07 to	30 june 07
VIC	379
SA	128
NSW	170
QLD	1,198
Mass Market (GWh)	1,875
VIC	505
SA	34
NSW	1,065
QLD	2,379
C & I (GWh)	3,982
Total	**5,857**

Retail – ongoing system efficiencies

Project phoenix – on track & on budget

- **Realise full synergy benefits:** consolidate disparate operations, functions and management layers
- **Drive out operating costs:** reengineer and increase process automation across sales and customer contact, billing, collections and market processes (e.g. transfers)
- **Reduce IT complexity and cost:** systematic replacement of seven (7) legacy systems with one (1) enterprise-wide platform
- **Create the basis for differentiation:** target high-value customers and improve service delivery through greater customer insight and single view of the customer


Total Project Phoenix (Including Blueprint, excluding contingency)
$90,000K
$80,000K
$70,000K
$60,000K
$50,000K
$40,000K
$30,000K
$20,000K
$10,000K
$0K
2005/06
Aug-06
Oct-06
Dec-06
Feb-07
Apr-07
Jun-07
Aug-07
Oct-07
Dec-07
Feb-08
Apr-08
Jun-08
Actual $54,112K
Forecast $53,108K
ACTUAL
FORECAST

- Estimated to be 40% through the retail billing solution implementation
- Full program costs ~$80-90m incurred over FY07 & FY08

Phoenix delivers AGL a single, scaleable customer billing & management platform and unassailable market leading cost to serve

Retail – project phoenix

Full timetable


2005
2006 calendar year
2007 calendar year
2008 calendar year
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Blueprint
Stabilise & Sweat the Assets
Transform & Migrate Business
18 months
Release 1
(Q4 07)
9 months
Release 2
(Q2 08)
Realise & Run

- Establish operational control and management based on rigorous use of reliable metrics implemented to track performance and process compliance
- Qtr-by-qtr review and approval of cost-reduction initiatives
- Restructure, rationalise and consolidate middle management and below
- Exhaust operating cost reductions without relying on systems enablement

DEPLOYMENT

- Completed in two phases, Release 1& 2, with a 3 month overlap between both releases
- Staggered approach mitigates deployment risk - both technology & organisational risk

FULLY REALISE TRANSFORMATION BENEFITS

- Retire legacy applications / reduce IT operating costs
- Realise further cost savings in the business through continuous improvement initiatives

Retail – electricity sales volume (GWh)

(Excluding Powerdirect)

12 months to	June 07	June 06	change %
VIC	4,086	4,675	(12.6)
SA	3,284	3,937	(16.6)
NSW	1,784	1,237	44.3
Mass Market (GWh)	9,154	9,849	(7.0)
VIC	4,618	4,808	(3.9)
SA	2,628	2,992	(12.2)
NSW	3,406	3,809	(10.6)
QLD	649	689	(5.9)
C & I (GWh)	11,301	12,298	(8.1)
Total	20,455	22,147	(7.6)

- Mass market volumes driven by customer account movements and milder weather than the prior year
- C&I volumes reduced due to competitive pressures and a focus on retaining value over volume

Retail – gas sales volume (PJ)
(Excluding Sun Gas)

12 months to	June 07	June 06	change %
Mass Market (PJ)			
VIC	31.4	34.9	(10.0)
SA	1.6	1.2	33.0
NSW	27.2	26.3	3.3
Mass Market (PJ)	60.2	62.5	(3.6)
C & I (PJ)			
VIC	28.3	27.2	4.1
SA	5.7	6.3	(9.5)
NSW	48.5	43.0	12.9
C & I (PJ)	82.5	76.5	7.9
Total	142.7	138.9	2.7

- Mass market volumes driven by customer account movements and milder weather than the prior year. Offset in NSW by increased average consumption per customer
- C&I volume increase in NSW due to Orica (6 PJ's) being a Retail customer in FY07, previously a Merchant customer. Margin impact is not material

Merchant – carbon effective generation

A leading renewable position

Current generation ~ 3,600MW[1]



Coal
19%
Hydro
22%
Gas
54%

Potential generation post development projects ~ 5,500[2]



Coal
13%
Renewable
9%
Hydro
15%
Gas
63%

Post development projects

~63% of generation clean-burn, gas-fired

~24% of generation renewables and hydro

Both the current & potential AGL generation portfolios are well structured to deliver ongoing benefits in a carbon constrained environment

1 = Equity generation (includes Wattle Point off take 22.5MW & Oakey output & despatch rights 282MW) and plant under construction

2 = 1 + 100% of JV's & development projects

Merchant – emissions trading upside

Positive financial outcomes



$ million (discounted change in generator profit - revenue minus cost)
25
20
15
10
5
0
-5
-10
-15
2010
2011
2012
2013
2014
2015
Operational
Under Construction

Source: AGL analysis based on targets outlined by NETTS

positive upside under NETTS (assumes conservative carbon pricing of ~$20/tonne)

(binary outcome)

limited downside without grandfathering

AGL's diverse generation portfolio would deliver material positive financial upside under emissions trading while the unlikely impact of no grandfathering has limited downside risk

Merchant – mitigating price movements & capturing profit pools

Indicative hedging approach for mass market

- A balance of own generation coupled with prudent forward hedge planning
- Intra year cover of ~90% or more of forecast load



indicative forecast energy load – mass market
Trading discretion based on house view of forward prices
min 80% forecast energy load
min 65% forecast energy load
min 50% forecast energy load
min 35% forecast energy load
min 25% forecast energy load
Yr 1
Yr 2
Yr 3
Yr 4
Yr 5



indicative forecast energy load – mass market
Trading discretion based on house view of forward prices
min 80% forecast energy load
min 65% forecast energy load
min 50% forecast energy load
min 35% forecast energy load
min 25% forecast energy load
Yr 1
Yr 2
Yr 3
Yr 4
Yr 5
indicative equity generation Yr1 (current) through Yr5 (planned)

As equity generation increases the need for derivative hedge cover decreases delivering increased portfolio robustness through market cycles

Merchant – generation assets

(Pool basis)[1]

12 months to Jun 07 ($m)	Hallett	Somerton	Vic Hydro	NSW Hydro
Revenue	18.4	25.7	55.8	4.2
Operating costs	(15.5)	(15.8)	(21.2)	(1.6)
EBITDA	**2.9**	**9.9**	**34.6**	**2.6**
D&A	(6.8)	(6.7)	(5.8)	(0.7)
EBIT	**(3.9)**	**3.2**	**28.8**	**1.9**

1. Revenue includes pool income and green revenue, excludes internal capacity payments. EBIT excludes internal/external hedge arrangements

GEAC (Loy Yang A)

Profit & loss

12 months to	June 2007	June 2006	change %
Generation Volume (GWh)	15,264	15,367	(1%)
Average Price ($/MWh)	$37.67	$33.55	12%
($m)			
Sales Revenue	623.2	538.8	16%
Other Revenue	14.3	40.6	(65%)
Expenses	(190.6)	(188.9)	(1%)
Depreciation	(96.7)	(93.9)	(3%)
Borrowing Costs	(254.0)	(266.3)	5%
Fair Value Movements (after AGL eliminations)	(6.4)	(21.8)	71%
Full Year Profit after Tax	89.8	8.5	956%
Prior period adjustments	5.2	26.5	
Total Profit after Tax	95.0	35.0	171%
AGL share PAT	35.9	11.3	216%
AGL share fair value movements	(5.0)	-	N/A

GEAC (Loy Yang A)

Financial performance

12 months to ($m)	June 07	June 06	Change %
AGL Equity Share of Profit	35.9	11.3	216%
AGL Loan not interest	10.7	11.4	(6%)
Total GEAC Result	46.6	22.7	106%

- Improvement in spot market & ongoing improvement in contract market
- Total EBIT contribution up $23.9m
- Recent non-AGL 15% shareholding change reflects underlying value of asset

GEAC (Loy Yang A)

Cash flow

	June 07 ($m)	June 06 ($m)
Cash held at start	161.0	190.0
Cash flow from operations		
Receipts from customers	662.3	624.0
Payments to suppliers & employees	(301.2)	(260.0)
Hedging payments on Borrowings	–	(58.0)
Hedging receipts on Borrowings	2.0	58.0
Tax paid	–	(22.0)
Interest (net)	(220.4)	(239.0)
Net cash flows from operations	142.7	103.0
Cash flow from investing & finance		
Capital expenditure	(97.5)	(56.0)
Proceeds from Borrowings	–	2,140.0
Repayment of borrowings	(86.1)	(2,189.0)
Other	–	(27.0)
Net cash flows from investing and finance	(183.6)	(132.0)
Net cash flow	(40.9)	(29.0)
Cash held at end	120.1	161.0

Merchant – wholesale electricity metrics

(Excludes Powerdirect)

12 months to (GWh)	June 07	June 06	Change %
Volumes Sold (to Retail Energy)			
VIC	8,704	9,483	(8%)
NSW	5,190	5,046	3%
SA	5,912	6,929	(15%)
QLD	649	689	(6%)
Total sold volumes (exc. ACTEWAGL)	20,455	22,147	(8%)
Purchased Volume – ACTEWAGL	2,317	2,424	(4%)

- Decrease in underlying sales volumes in all regions in both Mass Market and C&I customer segments due to lower customer numbers in retail business.

Merchant – wholesale gas metrics

(Excludes Sun Gas)

12 months to (PJ)	June 07	June 06	Change %
Volumes Sold			
Vic Retail			
Vic	59.7	62.1	(4%)
NSW	75.7	69.3	9%
SA	7.3	7.5	(3%)
Wholesale customers	40.1	47.4	(15%)
Total volumes	182.8	186.3	(2%)

- Reduction in Wholesale volumes due to the loss of Pelican Point (1.4PJs) and Country Energy (1.0PJ's), milder weather for ActewAGL (1.2PJ's) and exit of WA market in May 06 (0.6PJ's). Partially offset by higher pool sales and generation volumes.

Merchant – wholesale electricity

Generation volumes

12 months to	June 07	June 06*	June 06**
Generation Volumes (GWh)			
Hallett	146.2	21.4	21.4
Somerton	138.8	15.3	15.3
Kiewa Scheme	121.4	122.9	210.8
Dartmouth scheme	458.8	32.8	56.2
Eildon	46.2	79.1	135.6
Rubicon	21.0	17.5	30.1
NSW Scheme	76.7	51.2	87.8
Wattle Point Wind Farm	256.4	124.1	212.8
Total generation	1,265.5	464.3	770.0

- Somerton & Hallett – Increased generation volumes due record high pool prices in second half of FY07
- Kiewa – Reduced winter snowfalls and drought conditions decreased water inflows into the Kiewa scheme in first half of FY07 reducing capacity and output
- Dartmouth – higher output from increased irrigation requirements by Goulburn-Murray Water in first half of FY07. Dam has been below minimum operating level since December 06
- Eildon/Rubicon/NSW Hydros – Drought conditions have resulted in decreased generation volumes

*On an ownership basis (seven months Hydro)
**Annualised Hydro comparative (basis of commentary)

Merchant – wholesale electricity

Generation prices

12 months to ($/MWh)	June 07	June 06*
Hallett	125.5	318.5
Somerton	184.8	451.2
VIC Hydros	79.2	197.3
NSW Hydros	46.4	43.0
Wattle Point Wind Farm	44.6	60.9

- Lower FY07 v FY06 Vic Hydro prices reflect the high volumes with low prices that were received in first half FY07 following the irrigation releases at Dartmouth
- Whilst Somerton & Hallett generated at lower average prices than FY06 the additional generation produced portfolio benefits within Wholesale Electricity business unit
- Lower than expected generation from Vic Hydro in second half of FY07 was offset by:
  - sustained reliability and availability of peaking plants (Somerton & Hallett)
  - full suite of derivative products including temperature and precipitation hedges
  - increased GEAC contribution from higher spot prices

*calculated on an ownership basis (i.e 7 months of hydro)

Merchant – PNG financial

12 months to ($m)	June 07	June 06	Variance %
Oil sales (post hedge)	237.4	98.8	140%
Tariff / Other income	6.2	3.6	72%
Oil Option	(6.5)	(4.4)	(48%)
Total Revenue	237.1	98.0	142%
Operating Costs	(39.0)	(16.7)	(133%)
Change in oil inventory	(2.6)	8.4	(131%)
EBITDA	195.5	89.7	118%
D & A	(84.6)	(38.2)	(122%)
Operating EBIT	110.9	51.5	115%
Fair Value movements	5.0	(8.2)	161%
Reported EBIT	115.9	43.3	167%

- FY06 is based on actual results for the period 14 January to 30 June 06
- Oil sales include $17.2m gain on settled hedges (2006=$0.3m loss)

Merchant – PNG metrics

12 months to	June 07	June 06	Variance %
Liftings (k bbl)	2,527	1,058	139%
Production (k bbl)	2,442	1,250	95%
Inventory (k bbl)	103	28	(268%)
Post – hedge price US$ / bbl	73.70	69.37	6%
Production Cost (A$ / bbl)	50.61	43.92	(15%)
Operating (cash) expenses	15.98	13.39	(19%)
D & A	34.63	30.53	(13%)
Exchange rate (EBIT YTD)	0.7863	0.7429	(6%)
Effective tax rate	57%	68%	11%

- FY06 is based on actual results for the period 14 January to 30 June 06
- Post hedge price for FY07 was positively impacted by the Tapis premium over WTI (averaged US$4.26/bbl) (2006=US$2.19/bbl)
- Unit opex has increased as a result of increased activity and general industry trends
- D&A rate for FY07 was negatively impacted by oil reserves downgrade (8%), primarily at the Gobe Main field

161

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	22-Aug-2007
Time	08:56:42
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL appoints new Director

AGL Energy Limited
ABN 74 115 061 375

72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx & media release

22 August 2007

AGL appoints new director

AGL Energy Limited (AGL) Chairman Mark Johnson today announced the appointment of petroleum industry executive Bruce Phillips as a non-executive director on the AGL board.

Mr Phillips, 52, has more than 30 years experience in the oil and gas exploration industry, and is currently the managing director and founder of Australian Worldwide Exploration Limited (AWE), a listed exploration and production company with a market capitalisation of about $1.5 billion. Mr Phillips leaves his role as Managing Director of AWE at the end of August.

Mr Johnson said Mr Phillips had extensive experience in building businesses in the oil and gas sector, and leading them in differing political, cultural and commercial environments.

"Mr Phillips is an extremely knowledgeable and experienced executive who will be able to make a considerable contribution to AGL Energy," Mr Johnson said.

Mr Phillip's appointment as a director is effective from 23 August and will be subject to shareholder approval at AGL's Annual General Meeting on 8 November.

A career biography for Mr Phillips is attached.

Further enquiries:

Media
Matthew Horan
Direct: + 61 2 9360 6606
Mobile: + 61 (0) 403 934 958
e-mail: mhoran@catocounsel.com.au

Analysts & Investors
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

AGL is Australia's leading energy provider and the only energy producer with a full suite of renewable generation, providing gas and electricity to more than six million Australians.

AGL is a world-class integrated energy company, with major investments in the supply of gas and electricity, as well as a substantial base of customers across Australia.

AGL is committed to leading Australia in minimising the effects of climate change, investing in sustainable energy businesses such as wind farms and innovative environmentally friendly projects such as the underground Bogong hydroelectric power station in Victoria's High Country.

Listed on the Australian Securities Exchange (ASX code: AGK), AGL is an S&P/ASX 50 company with a market capitalisation of about A$7billion. AGL has a heritage of 170 years of operations as an energy provider in Australia.

AGL maintains a BBB investment grade credit rating from Standard & Poor's.

Bruce Phillips

Education

Bachelor of Science (Hons), University of Sydney, 1975

Professional affiliations

Petroleum Society of Australia
Australian Society of Exploration Geophysicists

Experience

1997-2007

Founder and Managing Director of Australian Worldwide Exploration Limited

1996

Business Development Manager, Command Petroleum

1995

Consulting Energy Adviser, Prudential-Bache Securities

1989-1994

Managing Director, Australian Worldwide Exploration JV

1988-1989

General Manager, Petroleum Securities

1981-1988

Consultant to major companies on energy issues, including News Corporation, BHP, TNT, WMC and Eromanga Energy

1981

Senior Geophysicist, Pancontinental Petroleum

1978-1981

Research Geophysicist, Exxon Corporation

1975-1978

Geophysicist, Amax

Bruce Phillips

Education

Bachelor of Science (Hons), University of Sydney, 1975

Professional affiliations

Petroleum Society of Australia
Australian Society of Exploration Geophysicists

Experience

1997-2007

Founder and Managing Director of Australian Worldwide Exploration Limited

1996

Business Development Manager, Command Petroleum

1995

Consulting Energy Adviser, Prudential-Bache Securities

1989-1994

Managing Director, Australian Worldwide Exploration JV

1988-1989

General Manager, Petroleum Securities

1981-1988

Consultant to major companies on energy issues, including News Corporation, BHP, TNT, WMC and Eromanga Energy

1981

Senior Geophysicist, Pancontinental Petroleum

1978-1981

Research Geophysicist, Exxon Corporation

1975-1978

Geophysicist, Amax

AGL
AGL Energy Limited
ABN 74 115 061 375

72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx & media release

22 August 2007

AGL appoints new director

AGL Energy Limited (AGL) Chairman Mark Johnson today announced the appointment of petroleum industry executive Bruce Phillips as a non-executive director on the AGL board.

Mr Phillips, 52, has more than 30 years experience in the oil and gas exploration industry, and is currently the managing director and founder of Australian Worldwide Exploration Limited (AWE), a listed exploration and production company with a market capitalisation of about $1.5 billion. Mr Phillips leaves his role as Managing Director of AWE at the end of August.

Mr Johnson said Mr Phillips had extensive experience in building businesses in the oil and gas sector, and leading them in differing political, cultural and commercial environments.

"Mr Phillips is an extremely knowledgeable and experienced executive who will be able to make a considerable contribution to AGL Energy," Mr Johnson said.

Mr Phillip's appointment as a director is effective from 23 August and will be subject to shareholder approval at AGL's Annual General Meeting on 8 November.

A career biography for Mr Phillips is attached.

Further enquiries:
Media
Matthew Horan
Direct: + 61 2 9360 6606
Mobile: + 61 (0) 403 934 958
e-mail: mhoran@catocounsel.com.au

Analysts & Investors
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	22-Aug-2007
Time	10:04:46
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Statement Addendum FY07 Results Supplementary Slide

AGL Energy Limited
ABN 74 115 061 375

72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx statement

22 August 2007

2007 Half Year Results Presentation – Addendum Supplementary Slide

AGL Energy Limited (AGL) provides the following 'Investments' EBIT slide which was omitted from the Supplementary Information section of the presentation released earlier today.

Further enquiries:

Analysts & Investors
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

Energy Investments

Pro forma

12 months to	June 07	June 06	Variance %
ActewAGL	18.5	15.4	20.1%
Elgas	13.2	12.7	3.9%
Chile	14.7	14.6	0.6%
Alinta AGL	13.1	0.0	N/A
Investments Other	4.5	0.0	N/A
	64.0	42.7	

Energy Investments

Pro forma

12 months to	June 07	June 06	Variance %
ActewAGL	18.5	15.4	20.1%
Elgas	13.2	12.7	3.9%
Chile	14.7	14.6	0.6%
Alinta AGL	13.1	0.0	N/A
Investments Other	4.5	0.0	N/A
	64.0	42.7	

AGL Energy Limited
ABN 74 115 061 375

72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx statement

22 August 2007

2007 Half Year Results Presentation – Addendum Supplementary Slide

AGL Energy Limited (AGL) provides the following 'Investments' EBIT slide which was omitted from the Supplementary Information section of the presentation released earlier today.

Further enquiries:

Analysts & Investors
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	29-Aug-2007
Time	17:13:34
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3Y

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MAXWELL GILBERT OULD
Date of last notice	16 MARCH 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ould Superannuation Fund
Date of change	27 AUGUST 2007
No. of securities held prior to change	DIRECT - 14,944
Class	ORDINARY
Number acquired	3,000 (and 2,000 of interests previously directly held transferred to the Ould Superannuation Fund)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$46,230 (aggregate)
No. of securities held after change	INDIRECT - 5,000 DIRECT - 12,944

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE ON MARKET

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE ON MARKET

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MAXWELL GILBERT OULD
Date of last notice	16 MARCH 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ould Superannuation Fund
Date of change	27 AUGUST 2007
No. of securities held prior to change	DIRECT - 14,944
Class	ORDINARY
Number acquired	3,000 (and 2,000 of interests previously directly held transferred to the Ould Superannuation Fund)
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$46,230 (aggregate)
No. of securities held after change	INDIRECT - 5,000 DIRECT - 12,944

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	31-Aug-2007
Time	14:17:51
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3X

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE PHILLIPS
Date of appointment	23 AUGUST 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

END